UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 10-K/A

(Mark One)

   [ X ]

Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2012

   [    ]

Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

For the transition period from _______________ to _______________

Commission File Number:   000-52886

EASTGATE ACQUISITIONS CORPORATION

(Exact name of registrant as specified in its charter)

                 Nevada    87-0639378

(State or other jurisdiction of    (I.R.S. Employer

incorporation or organization)    Identification No.)

2681 East Parleys Way, Suite 204, Salt Lake City, Utah 84109

(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code:   (801) 322-3401

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ]   No [ X ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes [   ]   No [ X ]

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.        Yes [ X ]   No [   ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.   [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer [   ]

Accelerated filer [   ]

Non-accelerated filer [   ]

Smaller reporting company [X]

(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [  ]   No [ X ]

The aggregate market value of the voting stock held by non-affiliates of the registrant based on the closing sales price, or the average bid and asked price on such stock, as of June 30, 2011, the last business day of the registrant’s most recently completed second quarter, was $-0-.  Shares of the registrant’s common stock held by each executive officer and director and by each entity or person that, to the registrant’s knowledge, owned 10% or more of registrant’s outstanding common stock as of June 30, 2011 have been excluded in that such persons may be deemed to be affiliates of the registrant.  This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of the registrant’s common stock outstanding as of September 25, 2013 was 31,625,000.

DOCUMENTS INCORPORATED BY REFERENCE

A description of "Documents Incorporated by Reference" is contained in Part IV, Item 15.

EASTGATE ACQUISITIONS CORPORATION

TABLE OF CONTENTS

Page

PART  I

Item 1.

Business

3

Item 1A.

Risk Factors

20

Item 1B.

Unresolved Staff Comments

20

Item 2.

Properties

20

Item 3.

Legal Proceedings

20

Item 4.

Mine Safety Disclosures

20

PART  II

Item 5.

Market for Registrant’s Common Equity, Related Stockholder Matters

and Issuer Purchases of Equity Securities

20

Item 6.

Selected Financial Data

22

Item 7.

Management's Discussion and Analysis of Financial Condition and

Results of Operations

22

Item 7A.

Quantitative and Qualitative Disclosures About Market Risk

26

Item 8.

Financial Statements and Supplementary Data

16

Item 9.

Changes in and Disagreements with Accountants on Accounting and

Financial Disclosure

26

Item 9A.

Controls and Procedures

26

Item 9B

Other Information

27

PART  III

Item 10.

Directors, Executive Officers and Corporate Governance

27

Item 11.

Executive Compensation

30

Item 12.

Security Ownership of Certain Beneficial Owners and Management

and Related Stockholder Matters

30

Item 13.

Certain Relationships and Related Transactions and Director

Independence

30

Item 14.

Principal Accounting Fees and Services

32

PART  IV

Item 15.

Exhibits, Financial Statement Schedules.

33

Signatures

44

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 10-K/A for Eastgate Acquisitions Corporation amends the Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on April 16, 2013.  This Amendment No. 1 is being filed solely to revise certain portions of the report in response to comments issued by the SEC.

PART I

Item 1.  Business.

Business Development

History

Eastgate Acquisitions Corporation, a Nevada corporation organized on September 8, 1999, has been a development stage company engaged in investigating prospective business opportunities with the intent to acquire or merge with one or more businesses.  In March 2002, we changed our corporate name to Talavera’s Fine Furniture in anticipation of making an acquisition.  However, the acquisition was not finalized and in November 2006, we changed our name back to Eastgate Acquisitions.  In October 2007, the name was changed to Eastgate Acquisitions Corporation and we continued our search for business opportunities.

On May 22, 2012, we finalized the Patent Acquisition Agreement (“Acquisition Agreement”) to acquire certain products, formulas, processes, proprietary technology and/or patents and patent applications related to pharmaceutical, nutraceutical, food supplements and consumer health products (collectively referred to as the “Acquired Products”).

In anticipation of the Acquisition Agreement, on March 6, 2012 we effected a forward stock split of our issued and outstanding shares of common stock on a 7.75 shares for one share basis. Prior to the forward stock split, we had 1.5 million shares of common stock issued and outstanding, which increased to 11,625,000 shares following the split.  All further references herein to our common stock will be on a post-split basis.

In exchange for the Acquired Products and technology, we issued at the closing to the seller, Anna Gluskin and/or her assigns, 10 million shares of Eastgate’s authorized, but previously unissued common stock, post-split.  The closing of the Acquisition Agreement was initially contingent upon realizing financing of $300,000, which was subsequently reduced to $50,000.

In addition to the 10 million shares of common stock issued to the seller, the Acquisition Agreement provided for the issuance of 10 million shares of common stock to other persons in consideration for services rendered and/or monies advanced to Eastgate. Those shares were issued to TGT Investment Management Inc. for monies previously advanced for product development and for services to the company and in connection with finalizing the Acquisition Agreement.

Upon closing the Acquisition Agreement, we have become engaged in developing, formulating and ultimately commercializing innovative pharmaceutical, nutraceutical, food supplements and consumer health products. We intend to apply novel technologies for improvement of efficacy of the Acquired Products, based on natural or well-established compounds.  It is our intention to complete formulation of the Acquired Products and to ultimately market commercialized products and compounds.

Forward Stock Split

On March 6, 2012, we effected a forward stock split of our issued and outstanding shares of common stock on a 7.75 shares for one share basis.  Prior to the forward stock split, we had 1.5 million shares of common stock issued and outstanding, which was increased to approximately 11,625,000 shares following the split.  All further references herein to our outstanding common stock will be on a post-split basis.

Our principal executive offices are located at 2681 East Parleys Way, Suite 204, Salt Lake City, Utah 84109 and our telephone number is (801) 322-3401.

Business Activities

We have a limited operating history and make no representation, nor is any intended, that we will be able to successfully carry on future business activities.   Our goal is to develop novel formulations of natural compounds and pharmaceutical products. We intend to accomplish this by developing our proprietary self-emulsifying drug delivery systems, predominantly forming nanoemulsions. Although we have not finalized any products and are in the early stages of research, our goal is to be able to develop patentable formulations of pharmaceutical, nutraceutical dietary supplements and consumer health products.

Our self-emulsifying drug delivery technology includes two different approaches that we believe could ultimately improve solubility of poorly soluble compounds and provide new methods of delivery. These perceived approaches consist of (i) a self-nanoemulsifying vehicles for oral or topical use, and (ii) a technological approach intended to improve solubility of incorporated compounds. We believe that our technologies can be applied to products based on natural compounds and well-established pharmaceuticals with known biological activities.

In developing our proposed products, we intend to use modern delivery technologies. Some examples are:

●

nanoemulsification and self-nanoemulsification;

●

polymer-lipid mixed micelles; and

●

solubility improvement of poorly soluble compounds for molecules with known biological activity and well established safety profiles.

We are presently applying our technology only to known pharmaceutical compounds that have been previously approved by the Food and Drug Administration (“FDA”). Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act permits a company to obtain FDA approval of a New Drug Application (“NDA”) without conducting the full complement of safety and efficacy trials. An applicant under Section 505(b)(2) may use the original filer’s information and rely on published studies to demonstrate the safety and effectiveness of the new drug based on a known compound. Because we intend to apply our technology only to previously approved pharmaceutical compounds, we believe that Section 505(b)(2) could possibly be available to us. If we are permitted to use Section 505(b)(2), it would likely decrease requirements for preclinical investigations and clinical testing and accelerate the overall approval time for our products, although there can be no assurance of this.

Some of our proposed products under development are based on existing natural compounds. Many of these proposed products are made of essential oils and plant extracts. Our proposed products comprise excipients listed in the FDA “Inactive Ingredients Guide” that we believe are safe and approved for human consumption. Additionally, we believe that these proposed products can be manufactured using common equipment. We also believe that the technologies can be applied to a variety of pharmaceuticals and natural components and may allow development of products for different applications and different routes of administration.

In October 2012, our CEO, Anna Gluskin, contributed to the company the entity Eastgate Pharmaceuticals Inc., a Province of Ontario, Canada corporation, of which Ms. Gluskin was the sole shareholder, officer and director. Thus, Eastgate Pharmaceuticals became and will operate as our wholly owned subsidiary. Initially, we deposited into Eastgate Pharmaceuticals the $100,000 proceeds from a demand promissory note for use by the company.  Subsequently in December 2012, Eastgate Pharmaceutical was the signing party to a distribution agreement with Mediq Dansmark A/S.  We anticipate that we may conduct many of our future operations in Canada through the subsidiary.

Glossary of Terms

To better understand the information discussed herein, we are including the following description of some of the terms used herein.

Bioavailability.  A measurement of the rate and extent to which a drug is absorbed into the blood stream.  An increase of bioavailability of 50% may allow for a decrease in the necessary dosage of the drug by 1.5 times, subsequently diminishing the side effects.

Bioadhesion.   A property of a substance to adhere to body tissues and remain there for an extended period of time.

Chylomicrons.  Chylomicrons are lipoprotein particles formed from digested food lipids, created by the absorptive cells of the small intestine. They transport required lipids to the liver, spleen, cardiac and skeletal muscle tissue, where their content is unloaded by the activity of the enzymes.  Chylomicrons have a diameter of 75 to 1,200 nanometers (“nm”). They are released into lymphatic vessels in the small intestine and are then secreted into the bloodstream.

Emulsion.  A mixture of two liquids that are normally not miscible (unblendable). In oil-in-water emulsion, for example, liquid oil is dispersed in the water with help of surfactant.

Hydrophobic compounds.  Compounds that are repelled by water and are usually insoluble in water. Examples of hydrophobic compounds include oils, fats, waxes and greasy substances. The word hydrophobic is constructed of two Greek words; hydro – water, and phobe – fear, which means something with a fear of water.

High drug payloads.  Relates to formulations with increased loading of the drug, which is usually poorly soluble and cannot be incorporated into traditional dosage forms. These conventional formulations have low bioavailability and limited efficacy

Homogeneous vehicle of water miscible non-irritating polar solvents and pharmaceutically acceptable surfactants.  Relates to efficient vehicle for enhanced local and transdermal delivery of hydrophobic poorly soluble compounds.

In situ.  Describes the process happening in the moment of combining of two different phases or components. Nanoemulsion forms “in situ” after combining of SNEDDS (defined below) and water media without use of any special equipment or application of additional force.

Micelles and polymer-lipid micelles.  A micelle is an aggregate of surfactant molecules, having polar heads and non-polar tails.  A typical micelle in aqueous solution forms an aggregate with the hydrophilic "head" regions in contact with while the hydrophobic tails form the micelle core. The driving force for spontaneous micelle formation is the hydrophobic interaction. Combination of some surfactants, lipidic components and polymeric molecules leads to formation of “polymer-lipid mixed micelles.” These mixed micelles demonstrate high drug loading and improved stability

Nanoemulsion.  Nanoemulsion is thermodynamically stable emulsion where two immiscible liquids (water and oil phases) are mixed to form a biphasic system by means of an appropriate surfactants. Nanoemulsion droplet sizes fall typically in the narrow range of 10-200 nm and show narrow size distributions. The use of nanoemulsions as drug carriers show promise for the future of cosmetics, diagnostics, drug therapies, and biotechnology.

Nanoemulsification and self-nanoemulsifying drug delivery system (SNEDDS). Self-emulsifying microemulsions (SMEDDS) or self-emulsifying nanoemulsions (SNEDDS) are homogenous mixtures of natural or synthetic oils, surfactants and, sometimes, one or more pharmaceutical compounds. During combining of  self-emulsifying composition with aqueous media, such as saliva, blood, gastrointestinal (GI) fluid and other, a fine oil-in-water (o/w) emulsion with average droplets size smaller than 300 nm, usually in range 10-100 nm forms immediately (“ in situ” nanoemulsification). Fine oil droplets are absorbed rapidly in the gastro-intestinal tract. In contrast to traditional submicron emulsions, SNEDDS are physically stable formulations that are easy to manufacture. Additionally, SNEDDS may improve the rate and extent of drug absorption and pharmacokinetics parameters of lipophilic drugs

Surfactants.  A surfactant is a compound that stabilizes mixtures of oil and water by reducing the surface tension at the interface between the oil and water phases. Because water and oil do not dissolve in each other, a surfactant has to be added to the mixture to keep droplets from merging and separating into layers.

Product Overview

Our goal is to work towards development of novel patentable formulations of pharmaceutical products. The following depicts those products we plan to develop. However, we are in the early stages of research and there is no assurance that we will be able to finalize and market any commercially viable products.

Pharmaceutical products in development

●

Lorazepam oral spray intended for treatment of acute seizures and based on our proprietary self-nanoemulsifying composition.

●

Ketoconazole 2% topical ointment intended for treatment of superficial fungal infections and based on use of our proprietary solubilization platform.

●

Metformin chewable/sublingual tablet based on proprietary composition and intended to allow effective taste masking of incorporated Metformin.

Natural products and dietary supplements in development

●

E-DROPS NANO – self-nanoemulsifying composition containing natural essential oils for oral administration.

●

PURALEN -   self-emulsifying composition of essential oils for oral administration.

●

GLUCORRECT – soft gelatin capsules with combination of plant extract (standardized Banaba leaf extract, containing 18% of Corosolic acid) and lipoic acid in proprietary self-nanoemulsifying composition.

●

URBAN POWER – soft gelatin capsules with combination of plant extracts (standardized Ursolic acid from Sage and Banaba leaf extract with 18% of Corosolic acid) in proprietary self-nanoemulsifying composition.

●

VITAMIN D3 NANOEMULSION – Nanoemulsion with Cholecalciferol (vitamin D3).

●

CLEANEZZE – Hand sanitizer containing essential oil.

Business Strategy

Our primary business strategy capitalizes on the growing interest in three related areas:

1.

Developing innovative therapeutic products.  Our goal is to discover, develop and commercialize innovative therapeutic products, improve efficacy of the existing compounds by using our delivery technologies, and incorporate poorly soluble compounds having known biological activity and well established safety profiles.

2.

Development of novel natural products and dietary supplements. We believe that people are increasingly interested in alternative approaches to health care. We intend to apply our technological approaches to developing natural health products and dietary supplements.

Technology and Products

Our Technology

It is our belief and our research is focused on establishing that our technology can improve solubility of poorly soluble drugs. Our technologies are in the early stage of development.  Numerous studies will have to be conducted to support our current hypothesis about our technologies.  To date, we have done a limited amount of work with our proposed products and do not have sufficient knowledge as to whether any will be successful or our technologies validated.  We are partially relying on the research data performed by other scientist that was published in scientific journals.  There are no assurances that third party findings will be replicated by our own research in the future.  Our proposed products, based on our technology, will have to be supported by our own extensive research that will take a long time and significant resources to accomplish.  Some of the relevant findings published in scientific literature used as a basis for our technology and the proposed products are presented below.

There are several scientific reviews describing the use of self-emulsifying formulations for improvement of solubility and bioavailability of poorly soluble compounds. Referencing a review by He C-X. et al, (2010), at least 40% of new pharmacologically active chemical entities identified by high-throughput screening have a problem with water solubility. Poor water solubility correlates with numerous issues such as impaired bioavailability and increased cost of drug products. Oral administration of poorly water-soluble drugs can result in low drug dissolution rate and poor absorption in the gastrointestinal tract, whereas intravenous administration of such compounds accompanied by adverse effects and toxic reactions as a result of the precipitation and aggregation of poorly soluble drugs. Therefore, efforts have been made to improve the solubility of the drug candidates. The usual formulation strategy is the conversion of a drug into a salt form by pH adjustment, if possible. If the drug is intrinsically insoluble, there are still various strategies available, such as the use of co-solvents, inclusion complexes, nanosuspensions, micelles, liposomes, polymeric nanoparticles, micro- and nanoemulsions or solid dispersions.1

Kohli K. et al. (2010) describes self-emulsifying drug delivery systems as a vital tool in solving low bioavailability issues of poorly soluble drugs. Hydrophobic drugs can be dissolved in these systems, designed for oral administration. When such system is released in the lumen of the gastrointestinal tract, it disperses to form a fine micro- or nanoemulsion with the aid of gastrointestinal fluid. This leads to in situ solubilization of drug that can subsequently be absorbed dominantly via the lymphatic pathway, bypassing the hepatic first-pass effect. This article presents a scientific body of various published reports on diverse types of self-emulsifying formulations with emphasis on their formulation, characterization and in vitro analysis, with examples of currently marketed preparations.2

Chen H. et al., (2011) in the article “Nanonization strategies for poorly water-soluble drugs”, discusses the use of nanoemulsions for successful oral, topical and ophthalmic application.3

Our nanoemulsion based delivery platform, when fully developed and approved, can be applicable in several types of dosage forms:

1.

Liquid formulations for oral administration.  Self-nanoemulsifying delivery system applicable for lorazepam oral spray, liquid forms of vitamin Ds, nanoemulsion of essential oils (E-drops nano). We believe the technology could eliminate product loss due to adhesion to glass walls or surfaces.

2.

Topical formulations containing polar solvents.  This approach is intended to improve solubility of poorly soluble compounds and may prevent drug precipitation. For example, solubility of Ketoconazole in the proposed delivery system exceeds 50 mg/ml, while drug solubility in pure alcohol is only 20 mg/ml. After addition of water or saline to our Ketoconazole formulation, the microscopic examination showed no signs of precipitation or crystallization of the drug for at least 24 hours. We plan to use this technology in our proposed topical antifungal composition of Ketoconazole.

3.

Oral-solid dosage forms.  Self-microemulsifying compositions for incorporation of poorly soluble compounds, including plant extracts and natural components along with different lipids or essential oils, into gelatin capsules. The capsule dissolves in the stomach and releases a fine emulsion with biologically active components incorporated in small oil droplets. This approach can be used for delivery of a combination of Banaba extract and alpha-Lipoic acid (GluCorrect™). The mean droplet size of GluCorrect formulation after dissolution in simulated gastric fluid was found to be about 108 nm.

Proposed Products

Pharmaceutical prescriptions

Lorazepam oral spray for emergency treatment of acute seizures

Control of prolonged acute severe seizures (Cluster Seizures, Status Epilepticus) usually requires hospitalization and emergency treatment by means of intravenous anticonvulsant drugs. Lorazepam is an approved benzodiazepine drug with known anticonvulsant activity and relatively low level of side effects. Administration of anticonvulsants by routes more convenient than intravenous injection (for example buccal or nasal), has been actively studied, but to the best of our knowledge, to date no buccal or nasal medications have been approved in North America. Accordingly, we believe there is an unmet need for a convenient, fast acting treatment of the acute seizures, particularly in out-of-hospital settings, which does not require parenteral administration.

Our proposed Lorazepam oral spray for transmucosal delivery is based on the proprietary waterless self-nanoemulsifying formula, which is designed to prevent precipitation of the active ingredient after contact with saliva.  Although in the early stages of research, we believe that the spray, when developed, could provide fast onset of action and enhance drug absorption through the oral mucosa. Our experiments in animals have shown fast onset (3-5 minutes) and effective anti-convulsant action of Lorazepam spray, comparable with parenterally administered Lorazepam injectable solution in the same dose.

We believe that when fully developed and tested, the oral spray formulation of Lorazepam will be capable of providing a fast and effective treatment of acute seizures in the hospital, in outpatient settings or in the home. This novel form of the anticonvulsant would be a convenient alternative to injectable Lorazepam for efficient control of epilepsy emergencies.

Lorazepam oral spray is still in the research stage and our goal is to develop it with the following features:

●

Easy and fast non-invasive administration;

●

Fast onset of action;

●

Suitable for self-administration;

●

Can be administered in a hospital or outpatient setting; and

●

Easy and convenient control of delivered doses.

Commercialization and potential development

Management believes that the large number of annual incidence of epileptic seizures and acute repetitive seizures in the United States creates a potential for Lorazepam spray. Currently, patients with prolonged acute seizures must be transported to a hospital and treated with intravenous infusion of Diazepam. Due to delay of transportation and late beginning of the treatment, acute seizures can last for extended period, causing brain damage, disability and possibly death. We believe Lorazepam oral spray, if finalized and made available, could ultimately be used in non-hospital settings shortly after a seizure begins.

If initial investigations in animals and optimization of the formulation of transmucosal Lorazepam are successful, we believe the spray could be manufactured for toxicological, safety and pharmacokinetics investigations. Analytical development, product optimization and stability program for the selected dosage form will be carried out in accordance with good laboratory practice (GLP) and good manufacturing practice (GMP) requirements.

Required safety pharmacology and toxicology programs will be conducted using the final formulation in accordance with current regulations. Size and duration of toxicology and safety pharmacology program and clinical development program will be established after meeting with health regulators.

The estimated duration of product development is 24 to 36 months for pre-clinical studies, including toxicology and safety pharmacology in accordance with Canadian requirements, with an estimated cost of approximately $6.0 million. Clinical trials can start within three years after the start of the project. Because the proposed product is based on a long approved and well-known drug with good safety profile, and the proposed dosage is in the approved dosage range, we believe that a shortened clinical development could possibly be sufficient for marketing approval in Canada. We estimate the cost of the clinical trials program in Canada to be approximately $13 million. We also believe that Lorazepam oral spray in the U.S. may satisfy development program requirements outlined in Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act. However, there is no assurance that we will be able to use the shortened approval process in Canada or that Section 505(b)(2) will be available in the U.S.

We are presently in the research phase of developing formulation of Lorazepam Oral Spray. There is no assurance that the product will be able to reach proposed results and efficacy or be commercially viable.

2% Ketoconazole antifungal ointment

Ketoconazole is a synthetic drug used to treat fungal infections. Structurally, Ketoconazole belongs to an Imidazole class of antifungals compounds. Topical preparations of Ketoconazole are used to treat superficial fungal infections of the skin or nails.

We are developing what we believe to be a novel topical formulation of 2% Ketoconazole ointment.  Ketoconazole is a drug with very low solubility, but it completely dissolves in a proprietary vehicle in the form of the water washable ointment. Solubility of Ketoconazole in the vehicle for proposed delivery system exceeds 50 mg/ml, while drug solubility in pure alcohol is only 20 mg/ml. After addition of water or saline to our Ketoconazole formulation the microscopic examination showed no signs of precipitation or crystallization of the drug for at least 24 hours.  The novel solubilizing formulation prevents Ketoconazole from precipitation on contact with body tissues and a combination of polar solvents retain the drug in an active dissolved state.

Commercialization potential and development

2% Ketoconazole gel (Xolegel® 2%) is intended for the topical treatment of seborrheic dermatitis and has a retail price of approximately $300 for a 60 gram tube. The efficacy of this alcohol based formulation in treatment of superficial fungal infections is found to be about 25% % (XOLEGEL™ GEL, 2%, FDA prescription information). We plan to test the ability of our proposed formulation of Ketoconazole, when developed, to demonstrate antifungal activity for susceptible topical fungal strains.

Due to the well-known active pharmaceutical ingredient and inactive components used in our formulation of Keteoconazole, we believe 2% Ketoconazole ointment may satisfy development program requirements outlined in Section 505(b)(2) of Federal Food, Drug and Cosmetic Act. We estimate that product development cost in Canada will be approximately $4.5 million for pre-clinical studies, including toxicology and safety pharmacology and will take from 18 to 24 months. Clinical trials can start within 28 to 32 months after commencing the project and will cost approximately $10.0 million to $12.0 million. We have not commenced any preclinical investigations in animals or optimization of the formulation for this product.

We are presently in the research phase of developing topical formulation of 2% Ketoconazole ointment. There is no assurance that the product will be able to reach proposed results and efficacy.

Metformin Chewable Tablets (Taste Masked)

Metformin is a widely prescribed drug for treatment of type 2 diabetes. It is available in the United States and Canada by prescription in tablets of 500, 850 and 1000 mg and recommended dose can reach 3000 mg per day. Metformin use is often associated with stomach disturbances such as diarrhea, nausea/vomiting, flatulence, asthena, indigestion and abdominal discomfort. The big Metformin tablet is difficult to swallow and the unpleasant taste prevents patients from chewing the tablets.

Our proposed novel taste-masked composition of Metformin is intended to be chewed or administered sublingually as lozenges. We believe this method of administration may be more convenient for patients with difficulties in swallowing. Our investigation has demonstrated good taste-masking properties of tablets, prepared using our proprietary composition and process.

Our goal for this proposed product is to develop a patentable tablet formulation and process and that the tablet can be manufactured using standard pharmaceutical equipment. All ingredients are USP/NF or pharmaceutical grade and listed in FDA Inactive Ingredients Guide and Canadian List of Acceptable Non-Medicinal Ingredients.

Because Metformin is a well-known drug, we believe that Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act requirements may be applicable. We have not yet approached any agency regarding the Metformin product and estimate approximately 24 months and $2.0 million to complete formulation development of our proposed Metformin tablets. We have not commenced any preclinical investigations in animals or optimization of the formulation for this product.

We are presently in the research phase of developing a chewable Metformin tablet. There is no assurance that the product will be able to reach proposed results and efficacy.

Natural health products

E-drops Nano – nanoemulsion of essential oils combination for oral administration

An innovative combination of essential oils for maintaining urinary system in healthy conditions was discovered by Dr. Enes Hasanagic, who originated a mixture of several essential oils, given orally. E-drops developed by Dr. Hasanagic have become popular in Central and Eastern Europe.

The primary limitation for wide use of this product is a strong astringent taste and some stomach irritation resulting is consumer dissatisfaction.  Using a proprietary technology, we are developing a process that can incorporate the essential oils into a self-nanoemulsifying composition, which forms nanoemulsion when added to water. We believe the resulting nanoemulsion will have a more pleasing taste and will reduce the loss of active components due to adhesion to walls of the cup. We have determined that droplet size of the formed emulsion is around 100 to 200 nm.  The main active ingredient of the E-drops Nano is Juniper extract in form of steam distilled essential oil. According to CFR 21, Juniper essential oil is a Generally Recognized As Safe (“GRAS”) material (CFR 21 part 582.20).  The properties of Juniper extract are described in scientific literature as a diuretic, carminative and digestive aid. 4  Nano E-drops has received a Natural Product Number from Health Canada  (NPN 80030783).

PURALENTM:   Essential oils combination for oral administration

PURALEN is a combination of essential oils, similar to E-drops. PURALEN forms a relatively coarse emulsion upon contact with water (5-100 micrometers as estimated by microsopical examination). PURALEN contains Juniper essential oil. According to CFR 21, Juniper essential oil is a GRAS material (CFR 21 part 582.20) and mentioned as a component of digestive aid products (CFR 21, § 310.545 part (8)(ii) of FDA HHS).

GluCorrectTM:  Soft gelatin capsules with Banaba extract in self-emulsifying formulation for oral administration

We believe that natural products could be a helpful additive to diet and exercise. Several medicinal plants have been studied for potential carbohydrate regulating activity including Lagerstroemia speciosa (Banaba), Eriobotrya japonica (Loquat), Ternstroemia gymnanthera (Japanese Cleyera) and others. One of the bioactive substances found in these plants is Corosolic acid, a sterol type molecule. A study reported in 2006 by Japanese researchers showed that Corosolic acid significantly affects glucose transport across cell membranes.  A distinctive feature of Corosolic acid is not only the stimulation of glucose transport, but also possible suppresses the growth of the fat cells. 5 It has been shown in animals that extracts of Lagersrtroemia speciosa activate glucose transport to adipocytes, similar to insulin.6

Animal and human studies as well as in vitro investigations indicate that Banaba leaf extracts demonstrate glucose regulating properties.7  Based on the studies conducted to date, no adverse effects have been reported in animals using either Corosolic acid or standardized Banaba  extracts, nor have  adverse events been observed or reported in controlled  human clinical studies.8

We are developing the GluCorrect capsules based on self-nanoemulsifying formulation containing Banaba leaf extract and alpha-Lipoic acid. We are presently in the research phase of developing GluCorrect with the goal of eventually formulating a marketable capsule. There is no guarantee that the product will be able to reach proposed results and efficacy.

URBAN POWERTM:  Ursolic acid and Banaba extract combination in soft gelatin capsule – for oral administration

URBAN POWER™ soft gelatin capsules will contain a combination of Banaba extract (18% Corosolic acid), pure Ursolic acid extracted from Sage and alpha-Lipoic acid. URBAN POWER™ will be based on a proprietary delivery system.

 Ursolic acid is a natural compound, present in apple peels and many edible plants. Animal experiments have shown that ursolic acid reduced adiposity and blood glucose in non-obese mice and also reduces total body weight, white fat, glucose intolerance and hepatic steatosis in high fat-fed mice.

We are presently in the research phase of developing Urban Power with the goal of eventually formulating a marketable capsule. There is no assurance that the product will be able to reach proposed results and efficacy.

Other Proposed Products

In addition to the above product candidates, we believe that our technologies can be applied to additional products that could potentially compete with similar products already on the market. Using our existing technologies, we are developing with a goal of commercializing three new products:

●

Vitamin D3, our formulation of Vitamin D in nanoemulsion;

●

V-Clean, a vegetable wash with bactericidal components; and

●

Cleaneeze, a hand sanitizer containing essential oil.

None of the company’s natural health products contain any new ingredients.  All ingredients used in our natural health products are on the list of approved ingredients with the regulatory bodies.  The FDA does not require any notification or registration for natural health products or dietary supplements.

Government Regulation - Pharmaceutical products

Our research and development activities and the future manufacturing and marketing of our pharmaceutical products are subject to extensive regulation by the FDA in the United States, Health Canada in Canada and comparable designated regulatory authorities in other countries.  Among other things, extensive regulations require us to satisfy numerous conditions before we can bring products to market. These regulations are not unique to us and they apply to all competitors in our industry.

The following discussion summarizes the principal features of food and drug regulation in the United States and other countries as they affect our business.

United States

All aspects of our research, development and foreseeable commercial activities relating to pharmaceutical products are subject to extensive regulation by the FDA and other regulatory authorities in the United States. United States federal and state statutes and regulations govern, among other things, the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of pharmaceutical products. The regulatory approval process, including clinical trials, usually takes several years and requires the expenditure of substantial resources.

The steps required before a pharmaceutical product may be marketed in the United States include:

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Preclinical Development

Preclinical development include laboratory evaluation of product chemistry and formulation, as well as animal studies to assess the efficacy and potential safety of the product. Preclinical safety tests must be conducted by laboratories that comply with FDA regulations regarding Good Laboratory Practice, or GLP regulations. We plan to conduct and submit the results of preclinical development to the FDA as part of our

Investigational New Drug Application (“IND”) prior to commencing clinical trials. We may be required to conduct extensive toxicology studies as part of preclinical development.

The results of these evaluations and tests are then submitted to the FDA, together with manufacturing information, analytical data, and protocols for clinical studies, in an IND, to receive an approval from the FDA that the clinical studies proposed under the IND are allowed to proceed;

•

Clinical trials

Based on preclinical testing, an IND is filed with the FDA to begin human testing of the drug. The IND becomes effective, if not rejected by the FDA, within 30 days. The IND must indicate the results of previous experiments, how, where and by whom the new studies will be conducted, the chemical structure of the compound, the possible mechanism of action, any toxic effects of the compound found in the animal studies and how the product is manufactured. All clinical trials must be conducted in accordance with good clinical practice (“GCP”), regulations. In addition, an Institutional Review Board (“IRB”), generally comprised of physicians at the hospital or clinic where the proposed studies will be conducted, must review and approve the IND. The IRB also continues to monitor the study. We must submit progress reports detailing the results of the clinical trials to the FDA at least annually. In addition, the FDA may, at any time during the 30-day period or at any time thereafter, impose a clinical hold on proposed or ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. In some instances, the IND application process can result in substantial delay and expense.

Clinical trials involve the administration of a new drug to humans, under the supervision of qualified investigators using the protocol approved by the FDA and IRB, to establish the safety and efficacy of the product candidate for the intended use.

Clinical trials are typically conducted in three sequential phases (Phase I, Phase II, and Phase III), but the phases may overlap. Phase I clinical trials test the drug on healthy human subjects for safety and other aspects, but usually not effectiveness.  Phase II clinical trials are conducted in a limited patient population to gather evidence about the efficacy of the drug for specific purposes, to determine dosage tolerance and optimal dosages, and to identify possible adverse effects and safety risks. When a product has shown evidence of efficacy and acceptable safety in Phase II evaluations, Phase III clinical trials are undertaken to evaluate and confirm clinical efficacy and to test for safety in an expanded patient population at several clinical trial sites in different geographical locations.  Clinical trials need to be conducted in compliance with the FDA’s Good Clinical Practice requirements.

After the completion of clinical trials, if there is substantial evidence that the drug is safe and effective, a New Drug Application (“NDA”) is filed with the FDA. The NDA must contain all of the information on the drug gathered to that date, including data from the clinical trials. NDAs are often over 100,000 pages in length.

•

NDA Submission

The results of pre-clinical studies, clinical studies, and adequate data on chemistry, manufacturing and control information to ensure reproducible product quality batch after batch, are submitted to FDA in an NDA to seek approval to market and commercialize the drug product for a specified use. The FDA reviews all submitted NDAs and is governed by the Prescription Drug User Fee Act (“PDUFA”) regarding response time to the application, which is generally 12 months (and shorter for a priority application). It may deny a NDA if it believes that applicable regulatory criteria are not satisfied. The FDA also may require additional clarifications on the existing application or even additional testing for safety and efficacy of the drug.

In such an event, the NDA must be resubmitted with the additional information and, again, is subject to review before filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the Federal Food, Drug and Cosmetic Act, the FDA has 365 days in which to review the NDA and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification regarding information already provided in the submission. The FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved.

The FDA is not bound by the recommendation of an advisory committee. If FDA evaluations of the NDA and the manufacturing facilities are favorable, the FDA may issue either an approval letter, or an approvable letter that will likely contain a number of conditions that must be met in order to secure final approval of the NDA. When and if those conditions have been met to the FDA’s satisfaction, the FDA will issue an approval letter, authorizing commercial marketing of the drug for certain indications. If the FDA’s evaluation of the NDA submission or manufacturing facilities is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter.

If the FDA approves the NDA, the drug becomes available for physicians to prescribe. Periodic reports must be submitted to the FDA, including descriptions of any adverse reactions reported. The FDA may request additional post marketing studies, or Phase IV studies, to evaluate long-term effects of the approved drug.

•

Section 505(b)(2)

An application under section 505(b)(2) of Federal Food, Drug and Cosmetic Act contains full safety and effectiveness reports, but allows at least some of the information required for approval to come from studies not conducted by or for the applicant. This application can only be used for drugs that are similar or equivalent to the ones already approved by the FDA in an NDA for another company.  The applicant does not need to get permission from the original filer to use their information and it allows the applicant to rely on studies published in the scientific literature to demonstrate the safety and effectiveness of new drug.  The 505(b)(2) application is intended to encourage sponsors to develop innovative medicines using currently available products by significantly reducing the time and money to bring new application of an old drug to market. There is no assurance that any of our proposed products will satisfy the requirements for Section 505(b)(2) approval, or that we will be successful in completing the shortened approval process for any product.  If we are unable to use the 505(b)(2) process we will experience a significant increase in development expenses and approval time will be considerably longer. This could ultimately preclude the marketing of our proposed products, which could have a serious negative affect to our business plan and potential for future revenues.

Natural Health Products

Manufacturing of natural health products for human consumption requires compliance with current GMP regulations. Health Canada Natural Health Products Directorate encourages registration of the natural health products in accordance with current regulations and obtaining a Natural Product Number (“NPN”). We have applied for an NPN for each of our proposed nutraceuticals formulations.  Currently we have NPN number for our nanoemulsion formulation for Nano E-drops (NPN 80030783), Vitamin D3 nanoemulsion (NPN 80037273), Hand sanitizer Cleanezze (NPN 80041150), essential oil combination Wartzz-off (NPN 80041153) and vitamin complex Shield-X (NPN 80041141). An application for GluCorrect has been accepted and we expect to receive NPN for Glucorrect and our other proposed products in the foreseeable future.

In the United States, FDA regulates both finished dietary supplement products and dietary ingredients under a different set of regulations than those covering "conventional" foods and drug products (prescription and Over-the-Counter). Under the Dietary Supplement Health and Education Act of 1994 (“DSHEA”), the dietary supplement or dietary ingredient manufacturer is responsible for ensuring that a dietary supplement or ingredient is safe before it is marketed.  FDA is responsible for taking action against any unsafe dietary supplement product after it reaches the market. Generally, manufacturers do not need to register their products with FDA nor get FDA approval before producing or selling dietary supplements.

For European Union (“EU”) countries, Natural Health Products usually can be registered as “food supplements”. Essential oils nanoemulsion (Nano E-drops) was successfully registered as food supplement in Latvia (registration No. 10352) and placed into the EU database of registered food supplements. It simplifies and accelerates registration and approval of the product in other EU countries.  We also have received an import license in Uzbekistan to sell Nano E-Drops in that country.

 Marketing and Distribution

We plan to market our products through collaborative arrangements with companies that have well-established pharmaceutical and nutraceutical health products marketing and distribution capabilities, including expertise in the regulatory approval processes in their respective jurisdictions.

Currently we have NPN in Canada and registration as food supplement in Latvia (EU) for Nano E-Drops as well as import license for Nano E-Drops in Uzbekistan.

Nutraceuticals have become an important part of mainstream health care. We believe the market for nutraceuticals is growing. Although public awareness of nutraceuticals is increasing, only a small percentage of North Americans actually use nutraceuticals on a regular basis. Thus we believe there is a potential new market for these products for the following reasons:

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Increased use of nutraceutical products for the over-50 population segment, whose numbers are increasing;

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Increased awareness that nutraceuticals is an important part of mainstream health care; and

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Price increases.

Marketing Strategies

We have formulated a strategy that we believe will differentiate us as a company by:

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focusing on science;

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developing unique nutraceuticals and related products;

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securing a proprietary position for our products;

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advertising aggressively and market through all appropriate distribution channels using all professional means; and

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providing information by a company website to be developed.

Following this strategy, we believe we can gain access to many revenue generating channels through classic pharmaceuticals and other health care products. We further believe there are greater consumer demands, market growth potential and both real and perceived usefulness. We can increase market share by reducing market share of competitors. This strategy will capitalize on the market development to date and capture a share of markets held by existing nutraceuticals. The key benefit is that we have carefully chosen products for the pipeline with the intent to maximize the therapeutic value of their discoveries and technology. This strategy requires extensive advertising in mainstream media, including infomercial, interactive TV, direct mail, independent sales reps and educational inserts/newsletters.  Product studies will support this marketing strategy. In this context, the company will pursue preliminary inquiries from favored vendors.

Management plans to explore new markets for products through strategic positioning. This future strategy will involve developing specialty catalogues, placement on retail shelves of health food stores, educational product inserts/newsletters, media appearances discussing product, and independent sales reps.

We also intend to engage multi-level marketing companies. This strategy would likely involve creating private labels for a large customer. A major component of this strategy is the effect of product identity. This channel of distribution usually requires more price mark-up than the product would tolerate. As of the date hereof, we have not entered into any agreement or understanding with any prospective marketing company.

We further intend to keep capital outlay at a minimum by licensing and/or franchising our products to a brand-name company. This strategy would add value to the product in the form of brand name loyalty, manufacturing strength, and a strong sales/service force already in place.

Marketing Plan

In moving from the start-up stage into the first growth stage, we must identify and match market segments with appropriate distribution channels. Our goal is to expand regionally, both in Canada and the U.S., based on existing markets and consumer profiles. Once we realize regional sales growth and product recognition, we plan to implement a national and international marketing strategy. At such time as we reach this level, management anticipates it will employ a major marketing communications agency.

Our marketing and sales outline is as follows.

Marketing Function

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A complete review and analysis of the proposed product’s market.

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Use of groups conducted with the professional community and general consumers to identify professional and consumer preferences.

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Based on research results, create a product identity.

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Form product identity, establish professional and consumer strategic directions, which would affect product design, packaging, advertising, consumer promotion, and product publicity.

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Develop and launch a marketing plan with all elements and budget for both professional and consumer.

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Actual implementation of the plan to include product design changes, packaging, advertising, consumer promotion, display, and product publicity.

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Consider using a sales organization for retail sales and a broker for the remainder of sales.

Initially, we intend to focus on marketing our proposed natural health products and on establishing distribution networks.  We intend to market products as they become ready for sale, including satisfaction of any regulatory requirements.  Initially during the next twelve months, we plan to market only natural products and hope to add new natural products during the next three years. Presently, we do not completed development of any proposed products for commercial marketing. Those products that we believe may be marketable in the next twelve months include the following:

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E-drops Nano

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Vitamin D3

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Cleanezze

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V-Clean

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Wartzz-off

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GluCorrectTM

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URBAN POWERTM

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PURALENTM

Our plan is to provide either a finished product or product in bulk to distributors with regulatory support in order to register the product within specific jurisdictions.  In December 2012, through our wholly owned subsidiary Eastgate Pharmaceuticals Inc., we engaged Mediq Dansmark A/S to market four of our natural products, Vitamin D3, V-Clean, Cleaneeze and Wartzz-Off. Mediq distributes throughout Scandinavia and approximately 14 countries throughout Europe.  The agreement provides that delivery of product will be made against purchase orders issued by Mediq. The company shall acknowledge Mediq’s purchase orders within ten business days after receipt, including the requested deliver date.  Mediq will endeavour to place orders in minimum volume of 5,000 units per order.

During the next three-year period, we intend to continue development of our proposed pharmaceutical products and carry on our research to satisfy the more stringent requisite pre-clinical and clinical requirements of the regulatory agencies. Because of the uncertainty in regards to funding and uncertainty in regards to regulatory approval, we are unable to precisely estimate when proposed pharmaceutical products will be available for sale. We currently have the development of Lorazepam Oral spray as our top priority, with the development of Metformin tablet and Ketoconazole ointment following shortly thereafter. Because we intend to pursue co-development partners for all our pharmaceutical products to help with funding, product development priorities may change. It is not possible to indicate at this time which pharmaceutical product will be able to be available on the market first.

We are presently in discussions with other potential distributors in the United States and Canada.  We also intend to introduce products using e-commerce and through our Internet website. We intend to consider other marketing and licensing opportunities with respect to our prospective pharmaceutical products once initial development milestones have been met.

Manufacturing

We intend to use third party manufacturers for our products.  Currently we have a signed agreement with Nutralab Ltd. (Markham, Ontario) to manufacture several of our products, such as Nano E-Drops, PURALEN, vitamin D3, GluCorrect in soft gelatin capsules and URBAN POWER soft gelatin capsules. The initial batch of 9,000 bottles of Nano E-drops was successfully manufactured, packaged and labeled at Nutralab Ltd. in full compliance with GMP requirements. The agreement was assigned to us by NanoEssential Ltd. as part of the Acquired Products.

We have also selected Vesta Pharmaceuticals Ltd. of Indianapolis, Indiana as the manufacturer of chewable tablets, such as GluCorrect (Banaba extract), although we do not have a definitive agreement.

Raw Material Supplies

Excipients used in our formulations are available from numerous sources in sufficient quantities for manufacturing purposes. We believe raw materials will be available in sufficient quantities for commercial purposes when required.

We also believe future development and marketing partners under licensing and development agreements, if any, will provide, or assist in obtaining, pharmaceutical compounds that are used in products covered under such agreements.

Components used in the production of our consumer/over-the-counter products are available from a number of potential suppliers. We have not secured commercial supply agreements with any supplier referenced below as the components are readily available in the commercial quantities.

We have selected Citrus and Allied Essences Ltd. of Lake Success, New York as a supplier of Natural essential oils, suitable for oral human consumption (FCC and USP/NF grades). American Lecithin will be the supplier of Lecithin.

Compendial high purity oils, acetylated glycerides and pharmaceutically acceptable surfactants are being supplied by Kerry Bio-Science by way of Nealanders International, Inc., Mississauga, Ontario.

Grain alcohol is supplied by Commercial Alcohols Inc., Toronto, Ontario.

OptiPure (Chemco International/Kenco group), Los Angeles, California and Sabinsa Corp., East Windsor, New Jersey, are suppliers of active ingredients for chewable tablets.

Intellectual Property

Patents are a key determinant of market exclusivity for most branded pharmaceutical products. Protection for individual products or technologies extends for varying periods, in accordance with the expiration dates of patents in the various countries. The protection afforded, which may also vary from country to country, depends upon the type of patent, its scope of coverage and the availability of meaningful legal remedies in the country.

We have one US patent application for nanoemulsion for oral administration of essential oils (application # 61521491 Medicinal Compositions And Method For Treatment Of Urinary Tract Infections). Several patent applications are in preparation and will be filed in 2012 or 2013 after obtaining of supporting animal experimental data, provided we have sufficient funding.

We also have developed brand names and trademarks for products in all areas. We consider the overall protection of our patent, trademark and other intellectual property rights to be of material value and acts to protect these rights from infringement.

Our long-term success will substantially depend upon our ability to obtain patent protection for our technology and our ability to protect our technology from infringement, misappropriation, discovery and duplication. We cannot be sure that any future patent applications will be granted, or that any patents which we own or obtain in the future will fully protect our position.

Our patent rights and the patent rights of biotechnology and pharmaceutical companies in general, are highly uncertain and include complex legal and factual issues. We believe that our existing technology and the patents that we hold or for which we have applied do not infringe anyone else's patent rights. We believe our patent rights will provide meaningful protection against others duplicating our proprietary technologies. We cannot be sure of this, however, because of the complexity of the legal and scientific issues that could arise in litigation over these issues.

We also rely on technological know-how’s, composition’s trade secrets and other unpatented proprietary information. We will seek to protect this information, in part, by confidentiality agreements with our employees, consultants, advisors and collaborators.

Competition

Our future success depends, in part, upon our ability to develop products and achieve market share at the expense of existing and more established and future products in the relevant target markets. Existing and future products, therapies, technological approaches or delivery systems will compete directly with our products that are used to treat the same medical conditions. Competing products may provide greater therapeutic benefits for a specific indication, or may offer comparable performance at a lower cost.

Management recognizes that competition in the development of novel drug delivery methods and formulations is intense.  Several companies work in the field of use of colloidal delivery systems, including nano-and microemulsions. Most competitors have significantly longer operating histories, more advanced technology and greater financial resources. Additionally, most of our competitors have significantly greater experience in

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developing drugs;

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undertaking preclinical testing and human clinical trials;

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obtaining FDA and other regulatory approvals of drugs;

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formulating and manufacturing drugs; and

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launching, marketing, distributing and selling drugs.

Companies that we are in competition with include, but are not limited to Pfizer, Wyeth, Upsher-Smith Laboratories, Stiefel Laboratories, Merck, BMS, Boston Therapeutics, Biovail and others.  We believe that we could possibly compete with these companies because we have several unique methods and novel technological approaches that could potentially allow us to reach proposed targets and develop formulations with improved properties.

Our scientific team is experienced in the field of developing novel types of delivery systems. This experience includes technical transfer and products launch and manufacturing along with patents and patent applications for multiple compositions.

Developments by competitors may render our products or technologies obsolete or non-competitive. Alternatively, competitors may challenge our patents and prevail in a court of law rendering our products unmarketable, even if they are successfully developed, tested and approved.

Lorazepam spray

We believe that currently there are no oral sprays containing lorazepam or other benzodiazepines that could treat severe epileptic seizures and be suitable for use in non-hospital settings.

Pfizer/Wyeth markets an injectable drug branded ATIVAN® that is used to treat serious seizures (status epilepticus). It is also used before surgeries or procedures to cause drowsiness, decrease anxiety, and cause forgetfulness about the procedure or surgery. This drug may also be used to cause drowsiness in patients who need a tube and machine to help with breathing (intubated), to prevent nausea and vomiting in patients on chemotherapy, and to treat a mental/mood disorder (delirium).  This medication is also available in tablet form and form of oral solution to relieve anxiety and promote sleep.

Several companies are developing novel, non-injectable, fast acting medicines for treatment of acute seizures. These companies include large and medium size pharmaceutical companies, as well as universities, government agencies and other private and public research organizations. Examples include Upsher-Smith

Laboratories, ViroPharma, Valeant Pharmaceuticals International, Medir Pharmaceuticals (The Netherlands). In particular, Upsher-Smith Laboratories, has successfully advanced an Midazolam Intranasal Spray through several Phase I and Phase II trials, demonstrating improved control of partial and generalized seizures over placebo. In 2011, Upsher-Smith initiated a global double-blind placebo-controlled Phase III study under a special protocol assessment agreement with FDA.

Currently Diazepam rectal gel 5 mg/ml (Diastat®, Valeant Pharmaceuticals International) is the only non-injectable product, approved in the United States and Canada for treatment of cluster seizures. Due to obvious limitations and inconvenience, it is highly desirable to have an alternative non-invasive anti-seizure preparation. We believe that our proposed oral spray of Lorazepam, when fully development and marketed, could satisfy the need in emergency treatment of status epilepticus and acute seizures.

2% Ketoconazole ointment

There are a number of preparations currently on the market containing ketoconazole, including tablets (200 mg), shampoo (1% and 2%), cream (2%), gel (2%) and foam (2%).  We consider our direct competition to be 2% Ketoconazole gel from Barrier Therapeutics, Inc. / Stiefel Laboratories, Inc., marketed under the brand name Xolegel™, 2% Ketoconazole cream from JSJ Pharmaceuticals marketed under the brand name Kuric™, and 2% Ketoconazole foam marketed by Stiefel Laboratories, Inc. under the brand name Extina® Foam.  Ketoconazole tablets are available in generic form and are marketed by a number of generic drug manufacturers.

Topical formulations of Ketoconazole can be used for treatment of seborrheic dermatitis. Topical Ketoconazole is used also for treating ringworm, jock itch, athlete's foot, dandruff, tinea versicolor and other skin fungal infections, susceptible to Ketoconazole.  We believe that our proposed Ketoconazole formulation when fully developed and marketed, could provide efficient relief and an acceptable cure rate in the treatment of susceptible infections.

Metformin

Metformin hydrochloride oral dosage forms are manufactured by many pharmaceutical companies, such as Merck, BMS, Boston Therapeutics, Biovail, Ranbaxy, Alphapharm, Shionogi and Teva Pharmaceuticals. Recently Boston Therapeutics filed an Abbreviated New Drug Application (ANDA) with FDA for chewable dosage form of Metformin.

Existing oral dosage forms for Metformin (Glucofage®) and generics include tablets (500, 850 and 1000 mg) and oral solution 500 mg/5ml (Riomet®). We believe that there is no sublingual or chewable tablet or lozenge of Metformin available. We further believe that our proposed Metformin sublingual / chewable tablet could possibly improve patient compliance due to masking the unpleasant taste of the drug. There is no assurance that we will be able to obtain FDA approval for the proposed chewable Metformin tablet.

Research and Development

Following the acquisition of the Acquired Products in 2012, we expended $105,422 during 2012 on research and development. It is our goal to conduct our research programs as necessary funds are available. The specific requirements for our various product candidates are as follows:

Pharmaceutical prescriptions

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Lorazepam oral spray for acute seizures emergency treatment.

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2% Ketoconazole ointment for treatment of susceptible skin fungal infections.

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Metformin Chewable Tablets.

Our three proposed products above are all pharmaceutical prescription products and require the FDA approval process as discussed above. The pre-clinical process could take three years or more and require up to $20 million for each product.  We anticipate that we will proceed with the research process as funds are available. We will most likely seek approval first in the U.S. and Canada.

Natural health products (nutraceuticals)

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E-drops Nano

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PURALEN

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VitaminD3 nanoemulsion

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Cleanezze

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V-Clean

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GluCorrect

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Urban Power

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Wartzz

We believe that the eight proposed products above are all natural health products and do not require FDA approval as discussed above.  Generally, manufacturers do not need to register their products with FDA nor get FDA approval before producing or selling dietary supplements.  We anticipate that all the above products will be available to be marketed in the current year.

Our business plan is to market only natural products in the first fiscal year and add additional new natural products each fiscal year for at least the first three years.  The estimated cost of development using our self-emulsifying vehicle delivery system is approximately $200,000 to $500,000 for each product. Our plan is to first complete development of Nano E-drops and PURALEN, followed by Vitamin D3, GluCorrect, Wartzz, Claneeze, V-Clean and Urban Power. We have not made a determination as to the next natural products that we will concentrate efforts, although future development will depend primarily on available funds.

The pharmaceutical prescription products program will commence when we are able to secure funding that is adequate to complete the more comprehensive and costly approval process required for pharmaceutical products. We currently intend to focus on developing and marketing of Lorazepam Oral spray as our top priority.  Subsequently, we plan to focus on finalizing development of Metformin and Ketoconazole.

We presently do not have any firm agreement or understanding that will provide adequate funding to execute our business plan, although management continues to explore possible funding opportunities.  However, anticipate having products available for sale during 2013 that could provide some cash flow, although there is no assurance that we will realize any proceeds from sales or, that any proceeds realized will be sufficient to execute our business plan. If we are unsuccessful in raising sufficient capital, our timetable for completing development, gaining necessary regulatory approval and marketing our products would be significantly lengthened.

Employees

Currently, we do not have any employees.  Our directors and officers are devoting their time to the company in developing our products. Management is presently reviewing the near term possibility of engaging qualified, full-time personnel to assist in developing and marketing our products.  We may use non-employee consultants to assist us in formulating a research and development strategy, preparing regulatory submissions, developing protocols for clinical trials, for designing, equipping and staffing future manufacturing facilities and for business development. We may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Consultants and advisors usually have the right to terminate their relationships on short notice. Loss of some of these key consultants or advisors could interrupt or delay development of one or more of our products or otherwise adversely affect our business plans.

We expect to continue to need qualified scientific personnel and personnel with experience in clinical testing, government regulation and manufacturing. We may have difficulty in obtaining qualified scientific and technical personnel as there is strong competition for such personnel from other pharmaceutical and biotechnology companies, as well as universities and research institutions. Our business could be materially harmed if we are unable to recruit and retain qualified scientific, administrative and executive personnel to support our expanding activities, or if one or more members of our limited scientific and management staff were unable or unwilling to continue their association with us.

Facilities.

We currently use as our principal place of business the business office of our director, Geoff Williams, in Salt Lake City, Utah. We have no written agreement and currently pay no rent for the use of the facilities.  We are presently in the process of locating commercial office space from which to conduct our business.

On October 1, 2012 we entered into a lease agreement for laboratory facility and office space. The lease has a term of 32 months with an expiration date of May 31, 2015. The lease specifies a monthly rate of $4,988 for 2012, $5,344 for 2013, and $5,700 for 2014 and 2015. The lease requires minimum lease payments of $175,988 over the term of the lease.

Industry Segments

No information is presented regarding industry segments.  We are presently a development stage company that has been seeking potential business opportunities.  Reference is made to the statements of income included in this Form 10-K for a report of our operating history for the past two fiscal years.

Item 1A.  Risk Factors.

This item is not required for a smaller reporting company.

Item 1B.  Unresolved Staff Comments.

This item is not required for a smaller reporting company.

Item 2.  Description of Property.

We do not presently own any property.

Item 3.  Legal Proceedings.

There are no material pending legal proceedings to which the company or any subsidiary is a party, or to which any property is subject and, to the best of our knowledge, no such action against us is contemplated or threatened.

Item 4.  Mine Safety Disclosures.

This item is not applicable.

PART II

Item 5.  Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

There is not currently, nor has there ever been, a public trading market for our common stock.  As of the date hereof, there are approximately 43 stockholders of record of our common stock.  We anticipate that in the future we will request a broker/dealer to make an initial application to the Financial Industry Regulatory Authority to have our shares quoted on the OTC Bulletin Board (“OTCBB”).  The application will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act of 1934.

Inclusion on the OTCBB will permit price quotations for our shares to be published by that service. Although we intend to request that an application to the OTCBB be submitted, we do not anticipate a public trading market in our shares in the immediate future. Any future secondary trading of our shares may be subject to certain state imposed restrictions.  Except for the application to the OTCBB, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of our securities. There can be no assurance that our shares will be accepted for trading on the OTCBB or any other recognized trading market. Also, there can be no assurance that a public trading market will develop following acceptance by the OTCBB or at any other time in the future or, that if such a market does develop, that it can be sustained.

The ability of individual stockholders to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, we have no plans to register our securities in any particular state.

Penny Stock Rule

It is unlikely that our securities will be listed on any national or regional exchange or The Nasdaq Stock Market in the foreseeable future.  Therefore our shares most likely will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock" rule.  Section 15(g) sets forth certain requirements for broker-dealer transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

The SEC generally defines a penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions.  Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is:

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registered and traded on a national securities exchange meeting specified criteria set by the SEC;

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authorized for quotation on The Nasdaq Stock Market;

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issued by a registered investment company;

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excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or

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exempted from the definition by the SEC.

A broker-dealer who sells penny stocks to a person other than an established customer or accredited investor is subject to additional sales practice requirements.  An accredited investor is generally defined as a person with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

For transactions covered by these rules, a broker-dealer must make a special suitability determination for the purchase of such securities and must receive the purchaser's written consent to the transaction prior to the purchase.  Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market.  A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Finally, a monthly statement must be sent to the client disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks.  Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in our common stock and may affect the ability of stockholders to sell their shares.

These requirements may be considered cumbersome by broker-dealers and could impact the willingness of a particular broker-dealer to make a market in our shares, or they could affect the value at which our shares trade. Classification of the shares as penny stocks increases the risk of an investment in our shares.

Rule 144

All of our outstanding common shares were issued in private transactions and not registered with the SEC and, when issued, were deemed restricted securities.  Rule 144 is the common means for stockholders to resell restricted securities and for affiliates, to sell their securities, either restricted on non-restricted (control) shares.  Rule 144 was amended by the SEC, effective February 15, 2008.

Under the amended Rule 144, an affiliate of a company filing reports under the Exchange Act who has held their shares for more than six months, may sell in any three-month period an amount of shares that does not exceed the greater of:

●

the average weekly trading volume in the common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale, or

●

1% of the shares then outstanding.

Sales by affiliates under Rule 144 are also subject to certain requirements as to the manner of sale, filing appropriate notice and the availability of current public information about the issuer.

A non-affiliate stockholder of a reporting company who has held their shares for more than six months, may make unlimited resales under Rule 144, provided only that the issuer has available current public information about itself.  After a one-year holding period, a non-affiliate may make unlimited sales with no other requirements or limitations.

An important exception to the above described availability of the amended Rule 144 is that Rule 144 is not available for either a reporting or non-reporting shell company, unless the company:

●

has ceased to be a shell company;

●

is subject to the Exchange Act reporting obligations;

●

has filed all required Exchange Act reports during the preceding twelve months; and

●

at least one year has elapsed from the time the company filed with the SEC current Form 10 type information reflecting its status as an entity that is not a shell company.

Following a successful acquisition of an operating business, we would anticipate filing with the SEC a report that will include comprehensive information that reflects that we are no longer a shell company.

We cannot predict the effect any future sales under Rule 144 may have on the market price of our common stock, if a market for our shares develops, but such sales may have a substantial depressing effect on such market price.

Dividends Policy

We have never declared cash dividends on our common stock, nor do we anticipate paying any dividends on our common stock in the foreseeable future.

Item 6.  Selected Financial Data.

This item is not required for a smaller reporting company.

Item 7.   Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Form 10-K.

We are a development stage company currently with no assets and/or capital and limited operations.  Ongoing expenses, including the costs associated with the preparation of reports and filing with the SEC, have been paid for by advances from a stockholder, which are evidenced on our financial statements as payable-related party.  We require only minimal capital to maintain our corporate viability, although upon the completion of the acquisition of Products our financial requirements will increase significantly.  In the interim, additional necessary funds will most likely be provided by officers and directors, although there is no agreement related to future funds and there is no assurance such funds will be available.  However, unless we are able to complete the acquisition of Products or obtain significant outside financing, there is substantial doubt about our ability to continue as a going concern.

Forward Looking and Cautionary Statements

This report contains forward-looking statements relating to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will” “should," “expect," "intend," "plan," anticipate," "believe," "estimate," "predict," "potential," "continue," or similar terms, variations of such terms or the negative of such terms.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors.  Although forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment, actual results could differ materially from those anticipated in such statements.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Results of Operations

We have not reported any revenues since inception and incurred a net loss of $622,820 for the year ended December 31, 2012, compared to a loss of $29,920 for the year ended December 31, 2011.  We have also reported a cumulative net loss of $744,208 since inception through December 31, 2012.  The increase in net loss for 2012 is attributed primarily to additional professional fees and general and administrative expenses and expenses incurred in connection with the Acquisition Agreement.  Additionally, we had professional fees of $116,874 in 2012 compared to $0 for 2011, which mainly related to the Acquisition Agreement and requisite SEC reporting requirements, and also incurred research and development expenses of $105,422 in 2012 compared to $0 in 2011, in connection with the Acquired Products. Interest expense increased to $17,203 for 2012 from $5,977 for 2011, representing the increased amount of interest on payables to related parties.

Liquidity and Capital Resources

Expenses incurred during 2012 and 2011 have been paid for by related and other parties.  At December 31, 2012, we had current liabilities of $713,508 compared to $89,188 at December 31, 2011.  The increase at December 31, 2012 is primarily attributed to the $216,842 increase in accounts payable, from $12,408 in 2011 to $229,250 in 2012.  Also contributing to the increase in current liabilities was the $389,513 increase in notes payable, from $59,590 in 2011 to $449,103 in 2012 due to the increase in payments of expenses by a stockholder and a $100,000 note payable to an officer.  This increase also attributed to the $17,965 increase in accrued interest-related party from $17,190 in 2011 to $35,155 in 2012. Because we have no cash reserves or revenue source, we expect to continue to rely on the stockholder to pay expenses until such time as we can successfully complete an acquisition of or merger with an existing, operating company.  There is no assurance that we will complete such an acquisition or merger or that the stockholder will continue indefinitely to pay expenses.

In the opinion of management, inflation has not and will not have a material effect on our operations until such time as we successfully complete an acquisition or merger.  At that time, management will evaluate the possible effects of inflation related to our business and operations following a successful acquisition or merger.

Plan of Operation

Following the closing of the Acquisition Agreement we have become engaged in the development and ultimate formulation of other novel formulations of natural compounds and pharmaceutical products that have limitations in effective use for human consumption.  We believe our self-emulsifying drug delivery technology can improve the efficacy of existing products and formulations based on natural or well-established compounds and known biologically active compounds. We intend to conduct our research and development through collaborative programs. We anticipate relying on arrangements with third party drug developers such as contract research organizations and clinical research sites for a significant portion of our product development efforts.

The Acquisition Agreement enabled us to acquire certain products, formulas, processes, proprietary technology and/or patents and patent applications related to pharmaceutical, nutraceutical, food supplements and consumer health products. We have not formulated any final products or receive approvals from any regulatory agencies or generated any revenues from product sales. We have not been profitable since our inception through the current date.

We expect to incur significant operating losses for the next several years and until we are able to formulate a commercially viable product.  We also expect to continue to incur significant operating and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

●

Continue to undertake formulation of novel products and subsequent preclinical and clinical trials for our product candidates;

●

Seek regulatory approvals for our product candidates;

●

Develop, formulate, manufacture and commercialize our products;

●

Implement additional internal systems and develop new infrastructure;

●

Acquire or in-license additional products or technologies, or expand the use of our technology;

●

Maintain, defend and expand the scope of our intellectual property; and

●

Hire qualified personnel.

Future product revenue will depend on our ability to develops, receive regulatory approvals for, and successfully market, our product candidates. In the event that our development efforts result in regulatory approval and successful commercialization of our product candidates, we will generate revenue from direct sales of our products and/or, if we license our products to future collaborators, from the receipt of license fees and royalties from licensed products.

Management estimates that our research and development expenses for the next 12 months will be approximately $3.0 million, primarily for research and pilot studies.  We also estimate that other expenses, including personnel, general and administrative and miscellaneous expenses could be as much as $2.0 million during the same time period.  Because we currently have no revenues, most likely the only source of funding these expenses will be through the private sale of our securities, either equity or debt.  We are currently exploring possible funding sources, but we have not entered into any arrangements or agreements for funding as of this time.  If we are unable to raise the necessary funding, our research and development plans will be delayed indefinitely.  There can be no assurance that we will be able to raise the funds necessary to carry out our business plan on terms favorable to the company, or at all.

Net Operating Loss

We have accumulated a net operating loss carryforward of approximately $290,241 as of December 31, 2012.  This loss carry forward may be offset against future taxable income through the year 2032.  The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards.  In the event of certain changes in control, there will be an annual limitation on the amount of net operating loss carryforwards that can be used.  No tax benefit has been reported in the financial statements for the year ended December 31, 2012 because it has been fully offset by a valuation reserve.  The use of future tax benefit is undeterminable because we presently has no operations.

Critical Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basic Loss per Common Share

Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. There are no such common stock equivalents outstanding as of December 31, 2012 and 2011.

Dividends

The Company has not adopted any policy regarding payment of dividends. No dividends have been paid during any of the periods shown.

Comprehensive Income

The Company has no component of other comprehensive income. Accordingly, net income equals comprehensive income for the period ended December 31, 2012 and 2011.

Advertising Costs

The Company’s policy regarding advertising is to expense advertising when incurred. The Company had not incurred any advertising expense as of December 31, 2012 and 2011.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Income Taxes

The Company provides for income taxes under ASC 740, Accounting for Income Taxes. ASC 740 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse. The Company’s predecessor operated as entity exempt from Federal and State income taxes.

ASC 740 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Accounting Basis

The basis is accounting principles generally accepted in the United States of America.  The Company has adopted a December 31 fiscal year end.

Stock-Based Compensation

As of December 31, 2012, the Company has not issued any share-based payments to its employees.

The Company adopted ASC 718 effective January 1, 2006 using the modified prospective method. Under this transition method, stock compensation expense includes compensation expense for all stock-based compensation awards granted on or after January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of ASC 718.

Revenue Recognition

The Company recognizes revenue when products are fully delivered or services have been provided and collection is reasonably assured.

Recent Accounting Pronouncements

The company has evaluated recent accounting pronouncements and their adoption has not had nor is not expected to have a material impact on the company’s financial position or statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

Item 7A.  Quantitative and Qualitative Disclosures About Market Risk.

This item is not required for a smaller reporting company.

Item 8.  Financial Statements and Supplementary Data.

Financial statements for the fiscal years ended December 31, 2012 and 2011 have been examined to the extent indicated in their reports by Sadler, Gibb & Associates, L.L.C, independent certified public accountants and have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to regulations promulgated by the SEC.  The aforementioned financial statements are included herein under Item 15.

Item 9.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

This item is not applicable.

Item 9A.  Controls and Procedures.

Evaluation of Disclosures and Procedures

As of the end of the period covered by this annual report, our chief executive officer, also acting as principal financial officer, carried out an evaluation of the effectiveness of “disclosure controls and procedures,” as defined in the Securities Exchange Act of 1934, Rules 13a-15(e) and 15-d-15(e).  Based upon that evaluation, it was concluded that as of December 31, 2011, our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is:

(i)  recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms; and

(ii)  accumulated and communicated to management, including our chief executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for our company.  Our control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.  Our internal control over financial reporting includes those policies and procedures that:

●

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of our assets;

●

provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures are being made only with proper authorizations of management and directors; and

●

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of company assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect all misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2012.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Over Financial Reporting – Guidance for Smaller Public Companies.  Based on our assessment and those criteria, our management concluded that our internal control over financial reporting was not effective as of December 31, 2012.

Changes in Internal Control over Financial Reporting

Management has concluded that controls over both disclosure controls and financial reporting controls are not effective due to material weaknesses in maintaining sufficient segregation of duties.  Due our size and limited resources, we are unable at this time to implement and maintain proper segregation of duties.

There have been no significant changes in our internal controls over financial reporting or in other factors that could materially affect, or would be likely to materially affect, our internal controls over financial reporting subsequent to the date we carried out our evaluation.

Item 9B.  Other Information.

Not applicable.

PART III

Item 10.  Directors, Executive Officers and Corporate Governance.

Our executive officers and directors are as follows:

Name

Age

Position

Anna Gluskin

60

CEO and Director

Mirjana Hasanagic

47

President and Director

Brian Lukian

63

CFO and Director

Joseph Schwarz

57

Chief Scientific Officer

Michael Weisspapir

55

Chief Medical Officer

Geoff Williams

42

Director

Nancy Ah Chong

44

Secretary / Treasurer and Director

All directors serve for a one-year term until their successors are elected or they are re-elected at an annual stockholders' meeting. Officers hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated.

There is no arrangement, agreement or understanding between any of the directors or officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer. Also, there is no arrangement, agreement or understanding between management and non-management stockholders under which non-management stockholders may directly or indirectly participate in or influence the management of our affairs.

There are no agreements or understandings for any officer or director to resign at the request of another person and none of the current offers or directors of are acting on behalf of, or will act at the direction of any other person.   However, two directors, Geoff Williams and Nancy Ah Chong, have agreed to tender their resignations as directors and officers at such time as the balance of $50,000 due to Williams Investment Company under the Acquisition Agreement is paid.

The business experience of each of the persons listed above during the past five years is as follows:

Anna Gluskin became a director and CEO on May 22, 2012.  Ms. Gluskin has over 30 years’ experience in discovering and developing opportunities in the area of biotechnology pharmaceutical and consumer health products.  She is currently managing her own investments related to consumer health products and drug delivery. From October 1997 to September 2010, Ms. Gluskin served as director, Chief Executive Officer and President of Generex Biotechnology Corporation, a company that has developed a proprietary alternative (non-invasive; non-injectable) drug delivery system.  Ms. Gluskin was a Founder of Generex and was instrumental in raising capital for the company.  Generex has developed an oral (buccal delivery insulin spray, Oral-lyn) and a platform from which a number of applications have been tested and others identified.  An over-the-counter spray product pipeline was also developed and was marketed in a number of markets around the globe.  From September 2010 to May 2012, Ms. Gluskin was exploring new business opportunities, which included examining new products and technologies and preliminarily organizing a scientific team.  These efforts eventually led to the assignment of the products and technology representing the Acquired Products that Eastgate acquired from her in May 2012.

Prior to her position at Generex Biotechnology, Ms. Gluskin served as a director of Interlock Consolidated Corporation, a Canadian public company, engaged in the sale and fabrication of pharmaceutical manufacturing facilities.  Ms. Gluskin successfully participated in the set-up of pharmaceutical facilities in Russia and other countries in Eastern Europe. Ms. Gluskin has a number of patents for innovative pharmaceutical drugs in her name.  She holds a Master’s Degree in Microbiology and Genetics from Moscow State University.  She holds an equivalent degree from the University of Toronto. Ms. Gluskin also serves as CEO of our wholly owned subsidiary, Eastgate Pharmaceuticals Inc. We believe that Ms. Gluskin’s education, expertise and extensive experience in the pharmaceutical industry and with public companies qualify her as a member of our board of directors.

Mirjana Hasanagic became a director and President on May 22, 2012. Ms. Hasanagic has over 20 years of managerial experience including marketing, budgeting and accounting, purchasing and inventory control and staff supervision.  She has held various executive positions within pharmaceuticals and healthcare industries. From 2009 to 2012, she has served as President of Nano Essentials, Inc., a Toronto company developing products containing nano-sized delivery vectors.

From 2000 to 2008, Ms. Hasanagic was president of Go Laser Inc., a Waterloo based company engaged in herbalism and alternative medicine to treat infections, skin ailments and viral diseases. Her interest and experience in natural health products and diagnostics has led her to develop formulations that provide better absorption and delivery with the goal of attaining long term recovery and/prevention. Ms. Hasanagic holds Medical Doctor (Alternative Medicine), Herbalism degree from Indian Board of Alternative Medicine and B.A., Philosophy, Linguistics & Literature from University of Sarajevo, Bosnia. On May 27, 2009, Ms. Hasanagic filed for protection under the bankruptcy laws in the District Court of the City of Waterloo, Ontario, Canada.  The bankruptcy was discharged by the Court on February 28, 2010. Ms. Hasanagic also serves as President of our wholly owned subsidiary, Eastgate Pharmaceuticals Inc. We believe that Ms. Hasanagic’s education, expertise and extensive experience in the natural health products industry qualify her as a member of our board of directors.

Brian Lukian became a director and CFO May 22, 2012. Mr. Lukian has Over 30 years of financial, strategic and business leadership experience in various industries and countries.  Mr. Lukian served as Chief Financial Officer for Enhance Skin products of Denver, Colorado from August 2008 to May 2012, and for Quantum Materials Corp. of Phoenix, Arizona from November 2008 to June 2011.  Both are reporting pubic companies with the SEC.  Since January 2007, he has provided consulting services in regards to mergers and acquisitions, turnarounds, financings as well as business and industry analysis.  From 2000 through 2006, he was employed as Chief Financial Officer and Chief Operating Officer for several public companies in Canada, for which he was responsible for public reporting requirements in Canada.

Mr. Lukian earned his certificate as a Chartered CPA, McGill University, while employed by Ernst & Young, Montreal, Canada and is a member of the Order of Certified Professional Accountants of Quebec. Mr. Lukian also held a United States Investment Bankers license, Series Seven. He received a Bachelor of Commerce from Loyola College, Montreal, Canada. Mr. Lukian also serves as CFO of our wholly owned subsidiary, Eastgate Pharmaceuticals Inc. We believe that Mr. Lukian’s education, expertise and accounting experience with public companies qualify him as a member of our board of directors.

Geoff Williams. Mr. Williams has served as a director and President and CEO of our company since its inception in September 1999.  He resigned as President and CEO on May 22, 2012. From 1994 to the present, Mr. Williams has been a representative of Williams Investments Company, a Salt Lake City, Utah financial consulting firm involved in facilitating mergers, acquisitions, business consolidations and financings.  Mr. Williams attended the University of Utah and California Institute of the Arts.  Mr. Williams also previously served as our principal financial officer and principal accounting officer until May 2012.

Mr. Williams is currently a director, President and CEO of Westgate Acquisitions Corp. and, until he resigned in February 2010, he was a director, President and CEO of Greyhound Commissary, Inc., now known as Tanke Biosciences Corp. Mr. Williams served as a director of U.S. Rare Earths, Inc., a rare earths mining company from November 2011 to August 2012. He has also served as President and a director of Protect Pharmaceutical Corporation, a drug development company, from February 14, 2012 to the present. We believe that Mr. Williams’ relationship with the company since its inception and his expertise and extensive experience with public companies qualify him as a member of our board of directors.

Nancy Ah Chong. Ms. Ah Chong became a director and Secretary / Treasurer of our company in September 2006.  From August 2004 to the present, she has been an office manager for Williams Investment Company, a Salt Lake City, Utah financial consulting firm involved in facilitating mergers, acquisitions, business consolidations and financings.  Previously, Mrs. Ah Chong was an administrative assistant for Forsgren Associates in Salt Lake City from March 2004 to August 2004.  She has also worked as a customer service representative for Overstock.com from November 2003 to January 2004 and O’Currance from February 2001 to November 2003, and as a marketing and travel coordinator for MGIS from February 2000 to August 2001. Mrs. Ah Chong attended and graduated from the Omaha Institute of Art and Design in Omaha, Nebraska.

Ms. Ah Chong is currently a director and Secretary / Treasurer of Westgate Acquisitions Corp. and, until she resigned in February 2010, she was a director and Secretary / Treasurer of Greyhound Commissary, Inc., now known as Tanke Biosciences Corp.  Ms. Ah Chong also became a director and Secretary of Protect Pharmaceutical Corporation on February 14, 2012. We believe that Ms. Ah Chong’s relationship with the company since 2006 and her past experience with public companies qualify her as a member of our board of directors.

Joseph Schwarz became Chief Scientific Officer on May 22, 2012. Mr. Schwarz has a graduate degree in Polymer Chemistry from Moscow State University, and a PhD in Organic Chemistry from Zelinsky Organic Chemistry Institute (Academy of Science, Moscow), Laboratory of polynitrocompounds. He has more than 40 publications 8 issued US patents and approximately 20 US patent applications. He has more than 20 years in pharmaceutical R&D Experience.  Mr. Schwarz is a pharmaceutical technology and formulation expert in sustained release formulations for oral, topical, transmucosal, ophthalmic and parenteral application; biodegradable nano- and micro particles for controlled drug delivery of small molecules, peptides and proteins; colloidal drug delivery systems – nanoemulsions, micelles, hybrid nanoparticles; development and manufacturing of generic and brand pharmaceutical and cosmetic products. Mr. Schwarz served as Chief Scientist position (CS) at AlphaRx Canada from 2004  to 2011 and was Senior Manager/Formulation Development at Novopharm Pharmaceuticals LTD from 2003 to 2004. Mr. Schwarz also serves as Chief Scientific Officer of our wholly owned subsidiary, Eastgate Pharmaceuticals Inc. We believe that Mr. Schwarz’s education, expertise and extensive experience in the pharmaceutical industry qualify him to serve as our Chief Scientific Officer.

Michael Weisspapir became Chief Medical Officer on May 22, 2012 and has over 25 years’ experience in pharmacology and drug development.  His knowledge spans all stages of drug development including pharmacology, toxicology, pharmaceutical science and neuroscience. He is also experienced in immunomodulators, anti-inflammatory drugs, anticonvulsant, anticancer agents as well as different methods of administration including parenteral, oral, transdermal and topical applications.

Mr. Weisspapir’s has experience with new drug evaluation for efficacy and safety (immunomodulators, chemotherapeutic agents, NSAID, anticonvulsants, antioxidants). This includes design and implementation of animal models of different indications, implementation of in vivo and in vitro experimental protocols as well as with controlled drug delivery systems, submicron emulsion, nanoemulsions, biodegradable nanoparticulate systems (NSAID, SAID, tranquilizers, anticonvulsants, peptides, antibiotics).  His most recent past work experience includes Chief Medical Scientist position (CMS) at AlphaRx Canada (2004 -2011).

Mr. Weisspapir currently holds three patents, has 20 patent applications and has been published in over 20 pharmacological and toxicological journals.  Mr. Weisspapir holds a Medical Doctor degree and Ph.D. degree in Pharmacology- both from Chelyabinsk State Medical Institute, Russia. Mr. Weisspapir also serves as Chief Medical Officer of our wholly owned subsidiary, Eastgate Pharmaceuticals Inc. We believe that Mr. Weisspapir’s education, expertise and extensive experience in the pharmaceutical industry qualify him to serve as our Chief Medical Officer.

Currently, each officer, except for Mr. Williams and Ms. Ah Chong, devotes approximately 40 hours per week to the company, which is approximately 100% of their business time, except for Ms. Gluskin that devotes approximately 90% of her time to the company. Mr. Williams and Ms. Ah Chong will devote only minimal time to the company on an as-needed basis.

Committees of the Board of Directors

No director is deemed to be an independent director. Currently we do not have any standing committees of the board of directors. Until formal committees are established, our board of directors will perform some of the functions associated with a nominating committee and a compensation committee, including reviewing all forms of compensation provided to our executive officers, directors, consultants and employees, including stock compensation. The board will also perform the functions of an audit committee until we establish a formal committee.

Compliance With Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities.  We believe that no reports were filed during the fiscal year 2012.

Code of Ethics

We currently do not have a code of ethics.  During the current fiscal year, we do intend to adopt a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions

Item 11.  Executive Compensation.

We have not had a bonus, profit sharing, or deferred compensation plan for the benefit of employees, officers or directors.  We have not paid any salaries or other compensation to officers, directors or employees for the years ended December 31, 2012 and 2011.  Further, we have not entered into an employment agreement with any of our officers, directors or any other persons and no such agreements are anticipated in the immediate future.  We expect that directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration.  As of the date hereof, no person has accrued any compensation.

Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth information, to the best of our knowledge, as of September 25, 2012, with respect to each person known by us to own beneficially more than 5% of the outstanding common stock, each director and all directors and officers as a group.

Name of Beneficial Holder	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Directors and Officers
Anna Gluskin*	3,500,000	11.1%
Mirjana Hasanagic*	2,000,000	6.3%
Brian Lukian*	500,000	1.6%
Joseph Schwarz*	2,000,000	6.3%
Michael Weisspapir*	2,000,000	6.3%
Geoff Williams*	4,365,000	14.7%
Nancy Ah Chong*	0	0.0%
5% Stockholders
TGT Investment Management, Inc. (2)	10,000,000	31.6%
Edward F. Cowle*	4,635,000	14.7%
H. Deworth Williams	2,195,445	6.9%
All directors and officers as a group (7 persons)	14,635,000	46.3%

 *

Director and/or executive officer

Note:

Unless otherwise indicated, we have been advised that each person above has sole voting power over the shares indicated above.

(1)

  Based upon 31,625,000 shares of common stock outstanding on September 25, 2013.

(2)

  TGT Investment Management Inc. is privately held investment holding company, of which investment and 100% voting control are held by Rose Perri.

Item 13.  Certain Relationships and Related Transactions, and Director Independence.

Except as set forth below, we have not entered into any other material transactions with any officer, director, nominee for election as director, or any stockholder owning greater than five percent (5%) of our outstanding shares, nor any member of the above referenced individuals' immediate family.

 On May 22, 2012, we acquired the Acquired Products from Anna Gluskin, our current President and CEO, pursuant to the Acquisition Agreement. In exchange for the Acquired Products, we issued 10 million shares of common stock to the following persons who subsequently became directors and/or executive officers of the company:

●

Anna Gluskin (Director and Chief Executive Officer)

3,500,000 shares

●

Mirjana Hasanagic  (Director and President)

2,000,000 shares

●

Joseph Schwarz  (Chief Scientist)

2,000,000 shares

●

Michael Weisspapir (Chief Medical Officer)

2,000,000 shares

●

Brian Lukian  (Director and Chief Financial Officer)

500,000 shares

The 10 million shares issued for the Acquired Products were valued at $0 for the assets and $50,000 for services ($0.005 per share). In connection with the Acquisition Agreement, we also issued 10 million shares of common stock (valued at $50,000 or $0.005 per share) to TGT Investment Management Inc. These shares were issued in consideration for $20,000 of expenses paid prior to the acquisition agreement of May 22, 2012 for product evaluation and for consulting services provided to the company and for services in connection with negotiating and facilitating the Acquisition Agreement, valued at $30,000. TGT Investment Management Inc. is a privately held investment holding company 100% controlled by Rose Perri, who became a principal stockholder of the company.

As a provision of the Acquisition Agreement, Williams Investment Company was to be paid $100,000 for services rendered in connection with the execution of the agreement and the transactions contemplated thereby.  Of that amount $50,000 was paid at the closing and $50,000 is to be paid at such time as the company realizes additional financing in the minimum amount of $300,000.  H. Deworth Williams is a principal stockholder of the company and is the principal owner of Williams Investment Company.  Two current directors, Geoff Williams and Nancy Ah Chong, are employees of Williams Investment Company and have agreed to resign as directors when the final $50,000 payment is paid to Williams Investment Company.

Notes payable – related parties

On October 23, 2012, our President and CEO Ms. Gluskin loaned $100,000 to the company pursuant to the terms of a demand promissory note agreement. The note is unsecured, carries interest at the rate of 5% per annum and is payable on demand. The company will use the proceeds from the loan to conduct its general business operations until additional funding can be arranged, of which there can be no assurance. The largest principal amount outstanding during the year ended December 31, 2012 was $100,000 and no payment of principal or interest has been made on the note.  As of December 31, 2012, accrued interest on the note was $1,260.

From the year ended December 31, 2010 through December 31, 2012, the company recorded loans from shareholders, amounts due to shareholders for expenses paid on its behalf by shareholders, as notes payable - related parties on its balance sheet. The notes bear interest of 10% per annum, are unsecured and due and payable upon demand.  At December 31, 2012, the notes payable - related party balance due was $449,103, including the $100,000 note to Ms. Gluskin and the following:

●

$9,590, plus $19,128 of accrued interest, payable to William Investment Company;

●

$4,600, plus $366 of accrued interest, payable to Anna Gluskin;

●

$46,164, plus $2,488 of accrued interest, payable to Angara Enterprises;

●

$220,302, plus $8,589 of accrued interest, payable to Nano Essential; and

●

$68,447, plus $3,324 of accrued interest, payable to TGT Investment Management Inc.

The amounts shown above represent the largest principal amount outstanding during the year ended December 31, 2012 and no payment of principal or interest was made on the payable. It should be noted that the accrued interest payable to Williams Investment Company is greater that the principal amount.  This is due to the $50,000 repayment to Williams Investment in May 2012 being applied to the principal amount only, which would decrease future interest expense incurred on the payable.

At December 31, 2011, the only payable to a related party was $59,590, with accrued interest of $17,190, and at December 31, 2010, the related party payable was $53,035 plus accrued interest of $11,213, each payable to Williams Investment Company. The amounts shown represent the largest principal amount outstanding during the periods set forth. No payments of principal or interest have been made on the related party debts since they were incurred, except for the $50,000 payment made to Williams Investment Company on the closing of the Acquisition Agreement.

On October 1, 2012, the company entered into a lease agreement for laboratory and office space through the assignment of an existing lease by NanoEssential, Inc. The lease has a term of 32 months, with an expiration date of May 31, 2015, and specifies a monthly rate of $4,988 for 2012, $5,344 for 2013, and $5,700 for 2014 and 2015. The lease requires minimum lease payments of $175,988 over the term of the lease. At December 31, 2012, the Company paid $14,963, in connection with the lease. Mirjana Hasanagic, President and a director of Eastgate, previously served as President of NanoEssential, Inc. from 2009 to 2012 and Ms. Gluskin our CEO is deemed in control of NanoEssential.

Contributed Capital

During the year ended December 31, 2011, Geoff Williams, a director, contributed various administrative services to the Company. These services include basic management and accounting services, and utilization of office space and equipment. The services have been valued at $3,000 for the year ended December 31, 2011.

During the year ended December 31, 2012, Anna Gluskin contributed various administrative services to the Company. These services include basic management and accounting services, and utilization of office space and equipment. The services have been valued at $6,000 for the years ended December 31, 2012.

Item 14.  Principal Accounting Fees and Services.

We do not have an audit committee and as a result our entire board of directors performs the duties of an audit committee.  Our board of directors will approve in advance the scope and cost of the engagement of an auditor before the auditor renders audit and non-audit services. As a result, we do not rely on pre-approval policies and procedures.

Audit Fees

Our auditors, Sadler, Gibb & Associates, billed us $6,000 for the audit of our annual financial statements included in this annual report for the years ended December 31, 2012 and 2011.  They also billed us $2,500 per review for our quarterly reports during 2012.

Audit Related Fees

For the years ended December 31, 2012 and 2011, there were no fees billed for assurance and related services by our current auditors Sadler, Gibb & Associates relating to the performance of the audit of our financial statements which are not reported under the caption "Audit Fees" above.

Tax Fees

For the years ended December 31, 2012 and 2011, no fees were billed by our current auditors Sadler, Gibb & Associates for tax compliance, tax advice and tax planning.

We do not use Sadler, Gibb & Associates for financial information system design and implementation. These services, which include designing or implementing a system that aggregates source data underlying the financial statements or generates information that is significant to our financial statements, are provided internally or by other service providers. We do not engage Sadler, Gibb & Associates to provide compliance outsourcing services.

The board of directors has considered the nature and amount of fees billed by Sadler, Gibb & Associates and believes that the provision of services for activities unrelated to the audit is compatible with maintaining Sadler, Gibb & Associates’ independence.

PART  IV

Item 15.

Exhibits, Financial Statement Schedules

(a)

Exhibits

Exhibit No.

          Exhibit Name

  2.1 (1)

Patent Acquisition Agreement

  2.2 (1)

First Addendum to Patent Acquisition Agreement

  3.1 (4)

Articles of Incorporation and Certificates of Amendments

  3.3 (2)

Bylaws

  3.4 (6)

Certificates of Amendment filed March 8, 2002

  3.5 (6)

Certificates of Amendment filed November 14, 2006

  3.6 (6)

Certificates of Amendment filed October 24, 2007

  3.7 (6)

Certificates of Amendment filed August 3, 2009

  3.8 (6)

Certificates of Amendment filed November 10, 2011

  3.9 (7)

Restated Articles of Incorporation filed August 15, 2013

10.7 (7)

Lease Agreement

10.8(5)

Assignment of Lease Agreement

10.10 (6)

Description of Verbal Agreement Concerning Related Party Debt to Anna Gluskin

10.11 (6)

Description of Verbal Agreement Concerning Related Party Debt to Williams Investment Company

  4.1 (4)

Instrument defining security holder rights – Specimen Stock Certificate

10.1 (3)

Agreement for Private Label & Custom Manufacturing

10.2(4)

Investment Agreement with Kodiak Capital Group, LLC

10.3(4)

Registration Rights Agreement with Kodiak Capital Group, LLC

10.4(4)

Demand Promissory Note

10.5(4)

Securities Purchase Agreement

10.6(6)

Agreement for distribution of products with Mediq Danmark A/S

21.1(4)

Subsidiaries

31.1

Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of

2002

31.1

Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant

to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2

Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

________________

(1)

Previously filed as exhibit to Form 8-K on May 29, 2012.

(2)

Previously filed as exhibit to Form 10-SB on November 2, 2007.

(3)

Previously filed as exhibit to Form S-1 on November 20, 2012.

(4)

Previously filed as exhibit to Amendment No. 1 to Form S-1 on January 29, 2013.

(5)  Previously filed a exhibit to Amendment No. 3 to Form S-1 on June 27, 2013.

(6)  Previously filed a exhibit to Amendment No. 4 to Form S-1 on July 29, 2013.

(7)  Previously filed a exhibit to Amendment No. 5 to Form S-1 on September 5, 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Eastgate Acquisitions Corporation and subsidiary

We have audited the accompanying consolidated balance sheets of Eastgate Acquisitions Corporation and subsidiary (the “Company”) as of December 31, 2012 and 2011 and the related consolidated statements of operations, stockholders’ (deficit) and cash flows for the years then ended and for the cumulative period from September 8, 1999 (date of inception) through December 31, 2012.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eastgate Acquisitions Corporation and subsidiary as of December 31, 2012 and 2011, and the results of their operations and cash flows for the years then ended and for the cumulative period from September 8, 1999 (date of inception) through December 31, 2012, in conformity with accounting principles generally accepted in the United States of America

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company had accumulated losses of $744,208 for the period from inception through December 31, 2012 which raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Sadler, Gibb & Associates, LLC

Salt Lake City, UT

April 15, 2013

EASTGATE ACQUISITIONS CORPORATION AND SUBSIDIARY
(A Development Stage Company)
Consolidated Balance Sheets

ASSETS

	December 31,	December 31,
	2012	2011

CURRENT ASSETS

Cash	$100,000	$-
Prepaid Assets	4,500	-

Total Current Assets	104,500	-

TOTAL ASSETS	$104,500	$-

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

Accounts payable	$229,250	$12,408
Accrued interest - related parties	35,155	17,190
Notes payable - related parties	449,103	59,590

Total Current Liabilities	713,508	89,188

STOCKHOLDERS' EQUITY (DEFICIT)

Common stock; 100,000,000 shares authorized,
at $0.00001 par value, 31,625,000 and 11,625,000
shares issued and outstanding, respectively	316	116
Additional paid-in capital	134,884	32,084
Deficit accumulated during the development stage	(744,208)	(121,388)

Total Stockholders' Equity (Deficit)	(609,008)	(89,188)

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY (DEFICIT)	$104,500	$-

The accompanying notes are an integral part of these consolidated financial statements.

EASTGATE ACQUISITIONS CORPORATION AND SUBSIDIARY
(A Development Stage Company)
Consolidated Statements of Operations

			From
			Inception on
			September 8,
	For the Years Ended		1999 Through
	December 31,		December 31,
	2012	2011	2012

REVENUES	$-	$-	$-

OPERATING EXPENSES

Professional fees	116,874	-	116,874
Research and Development	105,422		105,422
General and administrative	383,501	23,943	487,699

Total Operating Expenses	605,797	23,943	709,995

LOSS FROM OPERATIONS	(605,797)	(23,943)	(709,995)

OTHER EXPENSES

Interest expense	(17,023)	(5,977)	(34,213)

Total Other Expenses	(17,023)	(5,977)	(34,213)

LOSS BEFORE INCOME TAXES	(622,820)	(29,920)	(744,208)
PROVISION FOR INCOME TAXES	-	-	-

NET LOSS	$(622,820)	$(29,920)	$(744,208)

BASIC LOSS PER SHARE	$(0.03)	$(0.00)

WEIGHTED AVERAGE
NUMBER OF COMMON SHARES
OUTSTANDING	23,865,437	11,625,000

The accompanying notes are an integral part of these consolidated financial statements

EASTGATE ACQUISITIONS CORPORATION AND SUBSIDIARY
(A Development Stage Company)
Consolidated Statements of Stockholders' Deficit

	Common Stock		Additional	Deficit Accumulated During the	Total Stockholders'Equity
	Shares	Amount	Paid-In Capital	Development Stage	(Deficit)
Balance at inception on September 8, 1999	-	$-	$-	$-	$-
Common stock issued for cash on September 8, 1999 at $0.00001 per share	11,625,000	116	384	-	500
Net loss from inception on September 8, 1999 through December 31, 1999	-	-	-	-	-
Balance, December 31, 1999	11,625,000	116	384	-	500

Net loss for the period from January 1, 2000 through December 31, 2004	-	-	-	(3,320)	(3,320)
Balance, December 31, 2004	11,625,000	116	384	(3,320)	(2,820)

Services contributed by shareholders	-	-	500	-	500
Net loss for the year ended December 31, 2005	-	-	-	(600)	(600)
Balance, December 31, 2005	11,625,000	116	884	(3,920)	(2,920)

Services contributed by shareholders	-	-	1,700	-	1,700
Net loss for the year ended December 31, 2006	-	-	-	(5,555)	(5,555)
Balance, December 31, 2006	11,625,000	116	2,584	(9,475)	(6,775)

Services contributed by shareholders	-	-	5,500	-	5,500
Net loss for the year ended December 31, 2007	-	-	-	(9,681)	(9,681)
Balance December 31, 2007	11,625,000	116	8,084	(19,156)	(10,956)

Services contributed by shareholders	-	-	6,000	-	6,000
Net loss for the year ended December 31, 2008	-	-	-	(24,309)	(24,309)
Balance, December 31, 2008	11,625,000	116	14,084	(43,465)	(29,265)

Services contributed by shareholders	-	-	6,000	-	6,000
Net loss for the year ended December 31, 2009	-	-	-	(23,649)	(23,649)
Balance, December 31, 2009	11,625,000	116	20,084	(67,114)	(46,914)

Services contributed by shareholders	-	-	6,000	-	6,000
Net loss for the year ended December 31, 2010	-	-	-	(24,354)	(24,354)
Balance, December 31, 2010	11,625,000	$116	$26,084	$(91,468)	$(65,268)

Services contributed by shareholders	-	-	6,000	-	6,000
Net loss for the year ended December 31, 2011	-	-	-	(29,920)	(29,920)
Balance, December 31, 2011	11,625,000	$116	$32,084	$(121,388)	$(89,188)

Services contributed by shareholders	-	-	3,000	-	3,000
Common stock issued for services and payment of related party notes payable	20,000,000	200	99,800	-	100,000
Net loss for the year ended December 31, 2012	-	-	-	(622,820)	(622,820)
Balance, December 31, 2012	31,625,000	$316	$134,884	$(744,208)	$(609,008)

The accompanying notes are an integral part of these consolidated financial statements.

EASTGATE ACQUISITIONS CORPORATION AND SUBSIDIARY
(A Development Stage Company)
Consolidated Statements of Cash Flows

			From
			Inception on
			September 8,
	For the Years Ended		1999 Through
	December 31,		December 31,
	2012	2011	2012
OPERATING ACTIVITIES

Net loss	$(622,820)	$(29,920)	$(744,208)
Adjustments to reconcile net loss to net cash
used by operating activities:
Expenses paid on the Company's behalf
by a related parties	339,513	6,555	399,103
Common stock issued for services	50,000	-	50,000
Services contributed by shareholders	3,000	6,000	34,700
Changes in operating assets and liabilities:
Change in accrued interest	17,965	5,977	35,155
Change in accounts payable	216,842	11,388	229,250
Change in prepaid Asset	(4,500)	-	(4,500)

Net Cash Used in Operating Activities	-	-	(500)

INVESTING ACTIVITIES	-	-	-

FINANCING ACTIVITIES

Proceeds from notes payable to related parties	100,000	-	100,000
Common stock issued for cash	-	-	500

Net Cash Provided by Financing Activities	100,000	-	100,500

NET DECREASE IN CASH	100,000	-	100,000

CASH AT BEGINNING OF PERIOD	-	-	-

CASH AT END OF PERIOD	$100,000	$-	$100,000

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION

CASH PAID FOR:

Interest	$-	$-	$-
Income Taxes	$-	$-	$-

NON CASH FINANCING ACTIVITIES:	$-	$-	$-

Capital contribution by officer - payment of
related party payable on behalf of company	$50,000	$-	$50,000

The accompanying notes are an integral part of these consolidated financial statements.

EASTGATE ACQUISITIONS CORPORATION AND SUBSIDIARY

 (A Development Stage Company)

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Eastgate Acquisitions Corporation (The Company) was organized on September 8, 1999, under the laws of the State of Delaware. The Company is a development stage company and has not commenced principle operations as of the balance sheet date.  During the year ended December 31, 2012 the Company formed Eastgate Phamaceuticals, Inc. as a wholly-owned subsidiary of the Company.

Principles of Consolidation

The consolidated financial statements include the accounts of Eastgate Acquisitions Corporation and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basic Loss per Common Share

Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. There are no such common stock equivalents outstanding as of December 31, 2012 and 2011.

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011
Loss (numerator)	$(622,820)	$(29,920)
Shares (denominator)	23,865,437	11,625,000
Per share amount	$(0.03)	$(0.00)

Dividends

The Company has not adopted any policy regarding payment of dividends. No dividends have been paid during any of the periods shown.

Comprehensive Income

The Company has no component of other comprehensive income. Accordingly, net income equals comprehensive income for the period ended December 31, 2012 and 2011.

Advertising Costs

The Company’s policy regarding advertising is to expense advertising when incurred. The Company had not incurred any advertising expense as of December 31, 2012 and 2011.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

EASTGATE ACQUISITIONS CORPORATION AND SUBSIDIARY

 (A Development Stage Company)

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Income Taxes

The Company provides for income taxes under ASC 740, Accounting for Income Taxes. ASC 740 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse. The Company’s predecessor operated as entity exempt from Federal and State income taxes.

ASC 740 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The provision for income taxes differs from the amounts which would be provided by applying the statutory federal income tax rate of 39% to net the loss before provision for income taxes for the following reasons:

	December 31, 2012	December 31, 2011
Income tax expense at statutory rate	$(242,900)	$(11,668)
Contributed services	1,170	2,340
Stock issued for services	39,000	-
Change in valuation allowance	202,730	9,328
Income tax expense per books	$-0-	$-0-

Net deferred tax assets consist of the following components as of:

	December 31, 2012	December 31, 2011
NOL carryover	$290,241	$37,530
Valuation allowance	(290,241)	(37,530)
Net deferred tax asset	$-0-	$-0-

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards of $54,312 for federal income tax reporting purposes are subject to annual limitations. When a change in ownership occurs, net operating loss carry forwards may be limited as to use in future years.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Accounting Basis

The basis is accounting principles generally accepted in the United States of America.  The Company has adopted a December 31 fiscal year end.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

EASTGATE ACQUISITIONS CORPORATION AND SUBSIDIARY

 (A Development Stage Company)

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Stock-Based Compensation.

As of December 31, 2012, the Company has not issued any share-based payments to its employees.

The Company adopted ASC 718 effective January 1, 2006 using the modified prospective method. Under this transition method, stock compensation expense includes compensation expense for all stock-based compensation awards granted on or after January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of ASC 718.

Recent Accounting Pronouncements

The Company has evaluated recent accounting pronouncements and their adoption has not had nor is not expected to have a material impact on the Company’s financial position or statements.

Revenue Recognition

The Company recognizes revenue when products are fully delivered or services have been provided and collection is reasonably assured.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principle, which contemplate continuation of the Company as a going concern.  However, the Company has accumulated deficit of $744,208 as of December 31, 2012.  The Company currently has limited liquidity, and has not completed its efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time, raising substantial doubt about its ability to continue as a going concern.

Management anticipates that the Company will be dependent, for the near future, on additional investment capital to fund operating expenses The Company intends to position itself so that it may be able to raise additional funds through the capital markets. In light of management’s efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

 NOTE 3 - RELATED-PARTY TRANSACTIONS

Notes payable – related parties

The Company has recorded loans from shareholders, amounts due to shareholders for expenses paid on its behalf by shareholders as Notes payable - related parties on the balance sheet. The amounts comprising Notes payable – related parties bear interest ranging from 5 percent per annum to 10 percent per annum, are unsecured and are due and payable upon demand.

-

During the years ended December 2012 and 2011, certain shareholders of the Company paid for expenses on behalf of the Company of $324,550 and $6,555. During 2012 in connection with the a agreement to purchase patents from a related party (see Note 5 below), an officer and director of the Company agreed to pay $50,000 to a former officer thus reducing the amount owed to that former officer by $50,000. As consideration to the officer and director for this $50,000 payment on behalf of the Company, 10,000,000 shares of common stock were issued to the officer and director. The amount for patents purchased valued at $0 and the related party debt paid by the officer of $50,000 and has been recorded as contributed capital in equity (See Note 5).

-

During the years ended December 31, 2012 and 2011, an officer of the Company loaned the Company $100,000 and $-0-, respectively, for operating expenses.

NOTE 3 - RELATED-PARTY TRANSACTIONS  (Continued)

EASTGATE ACQUISITIONS CORPORATION AND SUBSIDIARY

 (A Development Stage Company)

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

-

On October 1, 2012 the Company entered into a lease agreement with a related party for office space. The lease has a term of 32 months with an expiration date of May 31, 2015. The lease specifies a monthly rate of $4,988 for 2012, $5,344 for 2013, and $5,700 for 2014 and 2015. The lease requires minimum lease payments of $175,988 over the term of the lease. At December 31, 2012 the Company owed $14,963 in connection with the lease.

The resulting balance of Notes payable – related parties totaled $449,103 and $59,590 at December 31, 2012 and December 31, 2011, respectively. As of December 31, 2012 and 2011, the Company owes $35,155 and $17,190 of accrued interest to related parties, respectively, resulting from interest expense of $16,833 and $5,679, respectively.

Contributed Capital

During the years ended December 31, 2012 and 2011, a related-party has contributed various administrative services to the Company. These services include basic management and accounting services, and utilization of office space and equipment. These services have been valued at $3,000 and $6,000 for the years ended December 31, 2012 and 2011, respectively.

NOTE 4 – STOCKHOLDERS’ EQUITY

During 2011 and 2012, an officer of the Company has contributed various administrative services to the Company. These services include basic management and accounting services, and utilization of office space and equipment. These services have been valued at $500 per month of service and have been recorded as capital contributions of $3,000 and $6,000 as of the periods ending September 30, 2012 and December 31, 2011, respectively.

As stated above in Note 3, on May 22, 2012 pursuant to a patent acquisition agreement, the Company issued 10,000,000 shares of common stock valued at $0.005 per share to a Company officer in exchange for patent rights contributed, and forgiveness of debt to a related party of $50,000.  Also pursuant to the patent acquisition agreement, the Company issued an additional 10,000,000 shares of common stock to a third party in exchange for services, valued also at $0.005 per share.

NOTE 5 - SUBSEQUENT EVENTS

In accordance with ASC 855 Company management reviewed all material events through the date of this report and determined that there are no material subsequent events to report.

EASTGATE ACQUISITIONS CORPORATION AND SUBSIDIARY

 (A Development Stage Company)

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eastgate Acquisitions Corporation

 By:     /S/   ANNA GLUSKIN

Anna Gluskin

Chief Executive Officer

Dated:   September 25, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature

Title

   Date

/S/    ANNA GLUSKIN

C.E.O. and director

  September 25, 2013

Anna Gluskin

(Principal Executive Officer)

/S/     MIRJANA HASANAGIC                 President and Director

   September 25, 2013

Mirjana Hasanagic

/S/     BRIAN LUKIAN

Chief Financial Officer and Director

   September 25, 2013

Brian Lukian

(Principal Financial Officer and

Accounting Officer)

Footnotes

1 He C-X, et.al., (2010) “Microemulsions as drug delivery systems to improve the solubility and the bioavailability of poorly water-soluble drugs” Expert Opinion. Drug Delivery. 7(4) pp. 445-460.

2 Kohli K. et al., (2010) “Self-emulsifying drug delivery systems: an approach to enhance oral bioavailability”. Drug Discovery Today 15 (21/22) pp. 958-965.

3 Chen H. et al., (2011) in the article “Nanonization strategies for poorly water-soluble drugs” Drug Discovery Today 16, (7/8) pp. 354-360.

4 Juniper is included in Health Canada monograph http://webprod.hc-sc.gc.ca/nhpid-bdipsn/monoReq.do?id=123&lang=eng (internet link) and other compendial sources:

US PDR for Herbal Medicines (Ed. 1, Medical Economics Company 1999, pp. 918-919)

The Complete Comission E Monographs - Therapeutic Guide to Herbal Medicines Boston 1999, pp. 218-220

British Herbal Compendium, vol. 2  British Herbal Medicine Association, Bournemouth, UK 2006  pp. 237-241

USA – Title 21 in Code of Federal Regulations revision 2000 Part 182.20

5  (M. Fukushima et al. / Diabetes Research and Clinical Practice, August 2006, 73(2), pg. 174-177).

6 T. Hayashi, et al., “Ellagitannins from Lagerstroemia speciosa as activators of glucose transport in fat cells”, Planta Med. 2002 v.68 pp. 173–175.

7 T. Hayashi, et al., “Ellagitannins from Lagerstroemia speciosa as activators of glucose transport in fat cells”, Planta Med. 2002 v.68 pp. 173–175.

G. Klein et al. / Antidiabetes and Anti-obesity Activity of Lagerstroemia speciosa,  Evidence- Based Complementary and Alternative Medicines, 2007; 4(4), pp. 401–407.

A Review of the Efficacy and Safety of Banaba  (Lagerstroemia speciosa L.) and Corosolic Acid” Phytotherapy Research 26: 317–324 (2012)

The Review of Natural Products, Wolfers Kluwer Health, Inc., 2004, “Banaba”

8  The Review of Natural Products, Wolfers Kluwer Health, Inc., 2004, “Banaba”